International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

December 31, 2010

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

December 31, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS

DECEMBER 31, 2010

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2010 1

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios and return data in percentages

	As of and for the six months ended		Full Year
	December 31, 2010	December 31, 2009	June 30, 2010
Lending (Discussed in Section 2)
Commitments[a]	11,075	19,152	44,197
Gross disbursements[b]	15,925	16,505	28,855
Net disbursements[b]	10,916	9,884	17,230
Reported Basis
Income Statement (Discussed in Section 7)
Operating income[c]	653	636	800
Board of Governors-Approved Transfers	(438)	(839)	(839)
Net income (loss)	657	(952)	(1,077)
Balance Sheet (Discussed in Section 7)
Total assets	297,315	280,177	281,913
Unrestricted cash and investments, net	31,575	32,109	36,513
Net loans outstanding	131,249	114,119	118,104
Borrowing portfolio	125,080	108,307	119,775
Total equity	37,834	38,043	36,261
Performance Ratios (Discussed in Section 4)
Net return on average earning assets
Based on operating income	0.82	0.87	0.54
Based on net income	0.83	(1.31)	(0.73)
Return on equity
Based on operating income	3.60	3.46	2.21
Based on net income	3.53	(5.01)	(2.88)
Equity-to-loans ratio[d]	27.32	30.73	29.37
Fair Value Basis
Income Statement (Discussed in Section 6)
Net income (loss)	1,046	150	(870)
Net income (loss) excluding Board of Governors-Approved Transfers	1,484	989	(31)
Balance Sheet (Discussed in Section 6)
Total assets	297,048	279,386	281,745
Unrestricted cash and investments, net	31,575	32,109	36,513
Net loans outstanding	130,982	113,328	117,936
Borrowing portfolio	125,061	108,284	119,761
Total equity	37,586	37,275	36,107
Performance Ratios (Discussed in Section 4)
Net return on average earning assets[e]	1.87	1.36	(0.02)
Return on equity[e]	7.95	5.31	(0.08)
Equity-to-loans ratio[d]	28.14	31.25	29.97

a.	Commitments include guarantee commitments and guarantee facilities.
b.	Amounts include transactions with the International Finance Corporation (IFC) and capitalized loan origination fees.
c.	Operating income is defined as income before fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers.
d.	Ratios are computed using usable equity and do not include respective period’s operating income. (Full year June 30, 2010 amount includes proposed transfers to the General Reserve).
e.	Ratios exclude Board of Governors-Approved Transfers.

2 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2010

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) financial statements and management’s discussion and analysis issued for the fiscal year ended June 30, 2010 (FY 2010). IBRD undertakes no obligation to update any forward-looking statements.

Section 1. BASIS OF REPORTING

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”.

IBRD reports all instruments in the investment, borrowing and asset/liability management portfolios at fair value, with changes in fair value reported in the statement of income. Loans are reported at amortized cost (except for loans with embedded derivatives which are reported at fair value).

Management believes this mixed measurement model creates an asymmetry such that reported net income does not capture the true economic income of IBRD. Therefore, management believes that the fair value financial statements, which include the loan portfolio at fair value, are a better measure of the financial strength of the institution.

Additionally, when making decisions on income allocation and distribution, management monitors the fair value balance sheet, the results from stress tests, and the equity-to-loans ratio as indicators of IBRD’s financial health within an overall Strategic Capital Adequacy Framework.

For details relating to the allocation and transfers out of the net income earned in FY 2010 and from Surplus, that have been recommended by the Executive Directors and approved by the Board of Governors during the fiscal year ending June 30, 2011 (FY 2011), refer to the Notes to the Condensed Quarterly Financial Statements, Note F–Retained Earnings, Allocations and Transfers.

Section 2. OVERVIEW

Box 1 presents IBRD’s lending summary and selected financial data on both the reported and fair value bases.

Economic Environment: During the first six months of FY 2011, the global financial markets continued to experience high levels of uncertainty. Despite the lower interest rate environment, as evidenced by the U.S. dollar six-month LIBOR interest rates (See Figure 2), IBRD’s net interest income has been relatively stable. This stability is primarily due to the equity duration extension strategy (See Table 7).

During the same period, the euro and Japanese yen appreciated significantly against the U.S. dollar by 8.92% and 9.05%, respectively. In order to minimize the exchange rate sensitivity of its equity-to-loans ratio (See Section 4), IBRD periodically undertakes currency conversions to align the currency composition of its loan portfolio with that of its equity. As a result of this policy, while the fluctuations in exchange rates affected individual portfolios, there was no material impact on the equity-to-loans ratio.

Equity: To enhance IBRD’s financial capacity following its response to the global economic crisis, the Executive Directors of IBRD, in April 2010, recommended to the Board of Governors the first capital increase in over 20 years, with an initial voting deadline of September 10, 2010. The voting deadline has since been extended to March 31, 2011 to provide adequate time for the Governors to review the recommendation before voting.

Lending Operations: For the first six months of FY 2011, loan commitments decreased by $8,077 million compared to the same period in FY 2010, when IBRD experienced record levels of loan commitments associated with the global economic crisis. Development policy loans accounted for most of this decrease during FY 2011.

Since July 1, 2008, in response to the global economic crisis, IBRD’s commitments have totaled $88 billion. Despite the decrease in FY 2011, demand for IBRD’s loan products continues to remain strong and is substantially above FY 2008 levels.

Operating Income: For the first six months of FY 2011, IBRD’s operating income was $653 million, an increase of $17 million over the same period in FY 2010. See Section 7 for more details.

Fair Value Net Income: For the first six months of FY 2011, IBRD’s net income on a fair value basis was $1,046 million, an increase of $896 million over the same period in FY 2010. This was primarily due to the net positive currency translation adjustments resulting from the appreciation of the euro against the U.S. dollar and lower Board of Governors transfers (See Section 6).

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2010 3

Section 3. CONTRACTUAL TERMS OF LOANS

For FY 2011, the Executive Directors approved a new pricing structure for fixed and variable IBRD Flexible Loans1 (IFLs) and also realigned the average maturity terms for IFLs with a fixed spread (See Table 1). IBRD restored the average loan maturity limits for new loans and guarantees from 18 years to the pre-2008 level of 12 years. Borrowing members have the option to extend the average loan maturity from 12 years to 18 years by paying a maturity premium of 10 to 20 basis points. The maturity premium is a new component of the spread charge over LIBOR, and accounts for the cost of the incremental capital needed for the longer maturities.

Table 1: Average Maturity Terms–IFL Fixed Spread Loans

Average Maturity Terms Before July 1, 2010	Average Maturity Terms on and after July 1, 2010
Up to 10 years	Up to 12 years
Between 10 to 14 years	Between 12 to 15 years
Between 14 to 18 years	Between 15 to 18 years

The contractual spread and maturity premium, which apply to all IFLs are subject to the Executive Directors’ annual pricing review. Those IFLs with a fixed spread have two additional components: a projected funding cost and a market risk premium. These components are reviewed and set by management based on market conditions and are communicated quarterly to the Executive Directors.

Section 4. EQUITY-TO-LOANS RATIO

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. Table 2 presents this ratio computed on both reported and fair value bases. IBRD’s equity-to-loans ratios on both reported and fair value bases at December 31, 2010 were lower compared to those as of June 30, 2010, primarily due to the growth in the loan portfolio.

Section 5. COMMERCIAL CREDIT RISK

The effective management of credit risk is vital to the success of IBRD’s funding, investment and asset/ liability management activities. The monitoring and managing of these risks is a continuous process due to changing market conditions. IBRD’s commercial credit risk is concentrated in investments in debt instruments issued by sovereign governments, agencies and corporates, as well as asset-backed securities (ABS) and time deposits.

[1]

The new loan pricing applies to IBRD loans and guarantees approved after June 30, 2010, with the exception of a limited number of loan and guarantee proposals for FY 2010, whose consideration by the Board was deferred to early FY 2011.

Table 3 provides details of IBRD’s estimated credit exposure on its investment and swap portfolios, net of collateral held, by counterparty rating.

The decrease in credit exposure reflects a continued decrease in the size of the IBRD investment program. IBRD is gradually returning to lower levels of liquidity in the post-crisis period, though these levels continue to be above the prudential minimum. Decreases in the investment portfolio are reflected largely in the decrease in holdings of time deposit. The credit quality of IBRD’s portfolio is concentrated in the upper end of the credit spectrum due to a continued preference for highly rated securities and counterparts across all categories of investments. As of December 31, 2010, after the effects of exposure netting arrangements across multiple transactions by counterparty, as well as collateral received, the net swaps exposure was $1,554 million.

For the contractual values, notional amounts and related credit risk exposure amounts by derivative instrument see the Notes to Financial Statements-Note E- Derivative Instruments.

Section 6. FAIR VALUE ANALYSIS

Balance Sheet

During the first six months of FY 2011 IBRD’s total assets on a fair value basis increased by $15,303 million. The main reason for this increase was the growth in the loan portfolio.

The Condensed Fair Value Balance Sheets in Table 4 present IBRD’s estimates of the fair value of its financial assets and liabilities, taking into account interest rate, currency and credit risks. As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. The Condensed Fair Value Balance Sheets are presented with a reconciliation to the reported basis.

4 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2010

Table 2: Equity-to-Loans Ratio

In millions of U.S. dollars, except ratio data in percentages

	December 31, 2010	June 30, 2010	December 31, 2009
Reported Basis
Equity-to-loans ratio[a]	27.32%	29.37%	30.73%
Equity used in equity-to-loans ratio[b]	$36,953	$36,106	$36,561
Loans outstanding, Long-Term Investment Portfolio (LTIP) assets and other exposures	$135,251	$122,943	$118,962
Fair Value Basis
Equity-to-loans ratio[a]	28.14%	29.97%	31.25%
Equity used in equity-to-loans ratio[b]	$37,980	$36,791	$36,924
Loans outstanding, LTIP assets and other exposures	$134,983	$122,773	$118,148

a.	Ratios are computed using usable equity and do not include respective period’s operating income. (Full year June 30, 2010 amount includes proposed transfers to the General Reserve).
b.	The equity used in the equity-to-loans ratio is referred to as usable equity and is comprised of paid-in-capital (adjusted for the restricted elements and net maintenance of value), Special Reserve, General Reserve, cumulative translation adjustment, the underfunded status of IBRD’s pension plans and the cumulative LTIP reserve.

Table 3: Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars

	At December 31, 2010					At June 30, 2010
	Investments			Total Exposure on Investments and Swaps		Total Exposure on Investments and Swaps
Counterparty Rating	Sovereigns	Agencies, ABS, Corporates and Time Deposits	Net Swap Exposure		% of Total		% of Total
AAA	$4,162	$6,618	$—	$10,780	33%	$13,814	38%
AA	8,681	7,648	1,261	17,590	55	16,443	46
A	773	2,924	293	3,990	12	5,805	16
BBB	—	2	—	2	*	4	*
BB	—	10	—	10	*	7	*

Total	$13,616	$17,202	$1,554	$32,372	100%	$36,073	100%

a.	Excludes (a) externally managed portfolios including LTIP and Post-Employment Benefits Plan (PEBP) and (b) swap exposures executed with borrowing member countries and IDA.
*	Indicates amounts less than 0.5%.

Table 4: Condensed Balance Sheet at December 31, 2010 and June 30, 2010

In millions of U.S. dollars

	December 31, 2010			June 30, 2010
	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis
Due from banks	$1,454		$1,454	$1,803		$1,803
Investments	32,292		32,292	36,301		36,301
Receivable from derivatives	129,397		129,397	121,823		121,823
Net loans outstanding	131,249	$(267)	130,982	118,104	$(168)	117,936
Other assets	2,923		2,923	3,882		3,882

Total assets	$297,315	$(267)	$297,048	$281,913	$(168)	$281,745

Borrowings	$136,890	$(19)[a]	$136,871	$128,577	$(14)[a]	$128,563
Payable for derivatives	116,025		116,025	110,615		110,615
Other liabilities	6,566		6,566	6,460		6,460

Total liabilities	259,481	(19)	259,462	245,652	(14)	245,638
Paid in capital	11,492		11,492	11,492		11,492
Retained earnings and other equity	26,342	(248)	26,094	24,769	(154)	24,615

Total equity	37,834	(248)	37,586	36,261	(154)	36,107

Total liabilities and equity	$297,315	$(267)	$297,048	$281,913	$(168)	$281,745

a.	Amount represents transition adjustment on adoption of a new U.S. GAAP guidance on derivatives and hedging on July 1, 2000.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2010 5

Table 5: Condensed Statement of Income for the six months ended December 31, 2010 and December 31, 2009

In millions of U.S. dollars

	December 31, 2010			December 31, 2009
	Reported Basis	Adjustments	Fair Value Comprehensive Basis[a]	Reported Basis	Adjustments	Fair Value Comprehensive Basis[a]
Income from loans	$1,212		$1,212	$1,345		$1,345
Income from investments, net[b]	219		219	343		343
Other income	679		679	540		540

Total income	2,110		2,110	2,228		2,228

Borrowing expenses	849		849	952		952
Administrative expenses including contributions to special programs	693		693	714		714
Provision for losses on loans and other exposures – (decrease)	(85)	$85	—	(74)	$74	—

Total expenses	1,457	85	1,542	1,592	74	1,666

Operating income	653	(85)	568	636	(74)	562
Board of Governors-Approved Transfers	(438)		(438)	(839)		(839)
Fair value adjustment on non-trading portfolios, net[c]	442		442	(749)		(749)
Fair value adjustment on loans[d]		5	5		1,013	1,013
Other comprehensive income		469	469		163	163

Net Income (Loss)	$657	$389	$1,046	$(952)	$1,102	$150

a.	Fair value comprehensive basis comprises net income on a reported basis, the components of other comprehensive income as reported in the financial statements, and the fair value adjustments.
b.	Unrealized gains (losses) on derivatives in the investments trading portfolio are included in income from investments, net.
c.	Excludes the fair value adjustment on loans which are not carried at fair value for reporting purposes.
d.	Excludes the reversal of the provision for losses on loans and other exposures.

Loan Portfolio

IBRD’s fair value model for the loan portfolio incorporates Credit Default Swap (CDS) spreads as an indicator of the credit risk for each borrower. Recovery levels are modified to incorporate IBRD’s recovery levels.

On a fair value basis, the loan portfolio increased by $13,046 million compared with June 30, 2010, the increase comprising of net disbursements of $10,916 million and currency translation gains of $2,153 million mainly due to the appreciation of the euro against the U.S. dollar during the period. This was partially offset by a negative net fair value adjustment of $80 million due to the steepening on the medium to long end of the yield curves of all major currencies (See Figure 1).

Investment Portfolio

At December 31, 2010, on a fair value basis, the net asset value of the investment portfolio decreased by $4,988 million as compared to June 30, 2010 (See Notes to Condensed Quarterly Financial Statements-Note B-Investments). This decrease was primarily due to $10,883 million of cash outflows for net loan disbursements. This was partially offset by cash inflows from net borrowing activities of $5,125 million as well as net unrealized mark-to-market gains of $112 million, primarily from LTIP.

Figure 1: U.S. Dollar Swap Rates

Borrowing Portfolio

The borrowing portfolio increased by $5,305 million, as compared to June 30, 2010 (See Notes to Condensed Quarterly Financial Statements-Note D-Borrowings). This was primarily due to net borrowing issuances of $3,849 million and currency translation losses of $1,783 million, as a result of the appreciation of the euro against the U.S. dollar during the first six months in FY 2011. This was partially offset by net unrealized gains of $784 million primarily due to the steepening on the medium to long end of the yield curves of all major currencies (See Figure 1).

6 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2010

Net Income

Fair value net income on a comprehensive basis comprises net income on a reported basis, the additional fair value adjustments relating to the loan portfolio, as well as the components of other comprehensive income as reported in the financial statements. Table 5 provides a reconciliation from operating income on a reported basis to net income on a fair value basis.

The net income on a fair value basis was $1,046 million for the six months of FY 2011, compared to $150 million in the same period in FY 2010. This increase in income of $896 million was primarily due to the following factors:

Board of Governors-Approved Transfers

Board of Governors-Approved Transfers were lower by $401 million over the same period last year due to lower transfers to International Development Association (IDA). On October 8, 2010, IBRD made the third and final transfer to IDA in the amount of $383 million in connection with its commitment under the Fifteenth Replenishment of IDA resources totaling $1,750 million.

Fair Value Adjustment on Non-Trading Portfolios, net

For the first six months of FY 2011, IBRD experienced net unrealized gains of $442 million, compared with net unrealized losses of $749 million in the same period in FY 2010 (See Table 6).

Table 6: Summary of Fair Value Adjustment on Non-Trading Portfolios, net

In millions of U.S. dollars

	Six Month Ended
Unrealized gains/(losses)	December 31, 2010	December 31, 2009
Borrowing Portfolio[a]	$784	$(646)
Derivatives held in the asset/liability management portfolio	(346)	(109)
Derivatives held in the client operations portfolio	(1)	*
A loan with an embedded derivative	5	6

	$442	$(749)

*	Indicates amounts less than $0.5 million.
a.	The estimated unrealized losses due to the changes in IBRD’s credit spreads for the six months ended December 31, 2010 and December 31, 2009 were $20 million and $1,180 million, respectively.

During the first six months of FY 2011, consistent with the steepening of major yield curves on the medium to long end, (See Figure 1), IBRD experienced net unrealized gains on the borrowing portfolio and net unrealized losses on the derivatives held in the asset/liability management portfolio2.

The unrealized losses during the first six months of FY 2010 were primarily due to tightening of IBRD’s credit spreads on the borrowing portfolio.

Fair Value Adjustment on Loans

The fair value adjustment on loans for first six months of FY 2011, including the reversal of provision for losses on loans and other provisions of $85 million, was negative $80 million. During the same period in FY 2010, the fair value adjustment on loans including the reversal of the release of provision for losses on loans and other provisions of $74 million was a positive $939 million. This adjustment reflects changes in both interest rates and credit risk. The negative fair value adjustment for the first six months of FY 2011 was primarily driven by the steepening on the medium to long end of the yield curves of all major currencies (See Figure 1), partially offset by the tightening of CDS spreads.

During the same period in FY 2010, the positive fair value adjustment was primarily driven by the tightening of CDS spreads.

Other Comprehensive Income

Other comprehensive income for the first six months of FY 2011 was a credit of $469 million, which was primarily related to the net positive currency translation adjustments resulting from the 8.92% appreciation of the euro against the U.S. dollar. In comparison, during the same period in the prior year, other comprehensive income was a credit of $163 million which primarily related to the net positive currency translation adjustment resulting from the 1.95% appreciation of the euro against the U.S. dollar.

Section 7. REPORTED BASIS ANALYSIS

Balance Sheet

In IBRD’s balance sheet on a reported basis, the borrowing and investment portfolios are carried at fair value, while the loan portfolio is carried at amortized cost (except for a loan with an embedded derivative which is reported at fair value). See Section 6 for analysis on the investment and borrowing portfolios.

[2]

The derivatives held in the asset/liability management portfolio are presented in IBRD’s condensed balance sheet under ‘Derivative Assets’ – Other assets/liabilities and ‘Derivative Liabilities’ – Other assets/liabilities.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2010 7

Table 7: Reported Basis Operating Income for the six months Ended December 31, 2010 and December 31, 2009

In millions of U.S. dollars

	December 31, 2010	December 31, 2009	Net Change
Interest income, net of funding costs
Interest margin	$241	$240	$1
Equity savings	109	208	(99)
Other interest Income	560	433	127

Net interest income	910	881	29
Other loan income	11	19	(8)
Provision for losses on loans and other exposures–decrease	85	74	11
Investment income, net of funding costs	42	80	(38)
LTIP Income	133	142	(9)
Net non-interest expense	(528)	(560)	32

Operating Income	$653	$636	$17

Net loans outstanding on a reported basis increased by $13,145 million compared with June 30, 2010. This increase comprises of net disbursements of $10,916 million and currency translation gains of $2,203 million, as well as a decrease in the accumulated provision for loan losses of $47 million.

See Table 4 for IBRD’s condensed reported basis balance sheet with a reconciliation to fair value basis.

Operating Income

IBRD’s operating income on a reported basis is broadly comprised of income from interest-earning assets (net of funding cost), and from the equity duration extension swap portfolio, less the provision for losses on loans and other exposures and net non-interest expenses.

Table 7 shows a breakdown of operating income, net of funding costs, on a reported basis. The operating income was $653 million for the first six months of FY 2011, compared to $636 million in the same period in FY 2010. The increase of $17 million in operating income is explained by the following factors.

Net non-interest expense: The $32 million decrease in net non-interest expense was primarily due to a decrease in contributions to special programs of $56 million, partially offset by higher administrative expenses of $35 million.

Net interest income: The $29 million increase in net interest income was due to the $127 million increase in other interest income primarily from the equity duration extension portfolio, due to lower interest rates (See Figure 2). IBRD is a variable interest rate payer and a fixed interest rate receiver for this portfolio. This was partially offset by the $99 million decrease in equity savings, where IBRD is a variable interest rate receiver, as a result of the lower short-term interest rate environment (See Figure 2).

These were partially offset by:

Investment income, net of funding costs: The $38 million decrease in investment income, net of funding costs, was primarily due to unrealized mark-to-market losses from the widening of credit spreads.

Figure 2: U.S. Dollar Six-Month LIBOR Interest Rates

Section 8. SENIOR MANAGEMENT CHANGES

Effective October 4, 2010, Mahmoud Mohieldin joined IBRD as a Managing Director.

8 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: DECEMBER 31, 2010

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

CONDENSED QUARTERLY FINANCIAL STATEMENTS

DECEMBER 31, 2010

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	December 31, 2010 (Unaudited)	June 30, 2010 (Unaudited)
Assets
Due from banks—Note B
Unrestricted currencies	$1,247	$1,581
Currencies subject to restrictions	207	222

	1,454	1,803

Investments—Trading (including securities transferred under repurchase agreements or security lending agreements of $166 million—December 31, 2010; $204 million—June 30, 2010)—Note B	32,205	36,012
Securities purchased under resale agreements—Note B	87	289
Derivative assets—Notes B, E and H
Investments	15,803	13,446
Client operations	19,057	17,633
Borrowings	91,528	87,457
Other assets/liabilities	3,009	3,287

	129,397	121,823

Loans outstanding—Note C
Total loans	188,981	183,677
Less undisbursed balance	55,750	63,574

Loans outstanding (including a loan at fair value of $124 million—December 31, 2010; $109 million—June 30, 2010)	133,231	120,103
Less:
Accumulated provision for losses on loans	1,506	1,553
Deferred loan income	476	446

Net loans outstanding	131,249	118,104
Other assets—Notes B and H	2,923	3,882

Total assets	$297,315	$281,913

Liabilities
Borrowings—Note D	$136,890	$128,577
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Note B	948	998
Derivative liabilities—Notes B, E and H
Investments	16,511	13,557
Client operations	19,047	17,623
Borrowings	79,718	78,655
Other assets/liabilities	749	780

	116,025	110,615

Other liabilities—Notes B, C and H	5,618	5,462

Total liabilities	259,481	245,652

Equity
Capital stock—Authorized (1,581,724 shares—December 31, 2010; and June 30, 2010)
Subscribed (1,574,526 shares—December 31, 2010; and June 30, 2010)	189,943	189,943
Less uncalled portion of subscriptions	178,451	178,451

Paid-in capital	11,492	11,492
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital)—Note A	(1,160)	(1,123)
Receivable amounts to maintain value of currency holdings—Note A	(83)	(171)
Deferred amounts to maintain value of currency holdings	696	313
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note F)	29,450	28,793
Accumulated other comprehensive loss—Note I	(2,561)	(3,043)

Total equity	37,834	36,261

Total liabilities and equity	$297,315	$281,913

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

10 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2010	2009	2010	2009
Income
Loans—Note C	$617	$635	$1,212	$1,345
Investments—Trading, net—Note B	50	106	219	343
Other interest income—Note E	261	223	517	393
Other—Note H	93	84	162	147

Total income	1,021	1,048	2,110	2,228

Expenses
Borrowings	421	447	849	952
Administrative— Notes G and H	351	347	682	647
Contributions to special programs	8	19	11	67
Provision for losses on loans and other exposures — (decrease)—Note C	(112)	(71)	(85)	(74)

Total expenses	668	742	1,457	1,592

Income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers	353	306	653	636
Fair value adjustment on non-trading portfolios, net—Notes C, D, E and J	590	48	442	(749)
Board of Governors-approved transfers—Note F	(383)	(784)	(438)	(839)

Net income (loss)	$560	$(430)	$657	$(952)

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010 11

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2010	2009	2010	2009
Net income (loss)	$560	$(430)	$657	$(952)
Other comprehensive income—Note I
Reclassification to net income:
Derivatives and hedging transition adjustment	(4)	8	(8)	3
Amortization of unrecognized net actuarial gains	42	27	83	54
Amortization of unrecognized prior service credit	2	2	4	3
Currency translation adjustments	(98)	(89)	403	90

Total other comprehensive (loss) income	(58)	(52)	482	150

Comprehensive income (loss)	$502	$(482)	$1,139	$(802)

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2010	2009
Retained earnings at beginning of the fiscal year	$28,793	$29,870
Net income (loss) for the period	657	(952)

Retained earnings at end of the period	$29,450	$28,918

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

12 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2010	2009
Cash flows from investing activities
Loans
Disbursements	$(15,892)	$(16,456)
Principal repayments	5,002	5,541
Principal prepayments	7	1,081
Loan origination fees received	19	22
Other investing activities, net	(255)	(27)

Net cash used in investing activities	(11,119)	(9,839)

Cash flows from financing activities
Medium and long-term borrowings
New issues	15,520	9,818
Retirements	(8,587)	(8,321)
Net short-term borrowings	(1,982)	1,735
Net derivatives—Borrowings	174	(79)
Net derivatives—Other assets/liabilities	—	16
Net capital transactions	110	38

Net cash provided by financing activities	5,235	3,207

Cash flows from operating activities
Net income (loss)	657	(952)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Fair value adjustment on non-trading portfolios, net	(442)	749
Depreciation and amortization	423	457
Provision for losses on loans and other exposures—(decrease)	(85)	(74)
Changes in:
Investments—Trading, net	4,818	5,128
Other assets and liabilities	163	233

Net cash provided by operating activities	5,534	5,541

Effect of exchange rate changes on unrestricted cash	16	—

Net decrease in unrestricted cash	(334)	(1,091)
Unrestricted cash at beginning of the fiscal year	1,581	2,380

Unrestricted cash at end of the period	$1,247	$1,289

Supplemental disclosure
Increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$2,203	$528
Investment portfolio	214	44
Borrowing portfolio	1,753	400
Capitalized loan origination fees included in total loans	33	49
Interest paid on Borrowing portfolio	605	924

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010 13

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2010 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2010 audited financial statements, has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first six months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior period’s information have been made to conform with the current period’s presentation. In particular, as permitted under U.S. GAAP, IBRD reclassified amounts relating to Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital and Receivable amounts to maintain value of currency holdings, of $1,123 million and $171 million as of June 30, 2010, respectively, from Assets to Equity. These reclassifications had no effect on IBRD’s Income before fair value adjustment on non-trading portfolios, net and board of governors-approved transfers, or Net loss for the fiscal year ended June 30, 2010.

Accounting and Reporting Developments

The Financial Accounting Standards Board’s (FASB) Accounting Standards Update (ASU) 2009-16, Accounting for Transfers of Financial Assets - an Amendment of FAS 140 became effective on July 1, 2010. This guidance eliminates the concept of a “qualified special purpose entity” and addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including: the effect of transfers on its financial position, financial performance and cash flows; and a transferor’s continuing involvement in transferred assets. The adoption of this ASU resulted in additional qualitative disclosures relating to securities lending under Note B—Investments.

ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which amends existing guidance for consolidation of variable interest entities, also became effective on July 1, 2010. This ASU did not have an impact on IBRD’s financial statements.

In July 2010, FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The ASU expands credit quality disclosure requirements to include more detailed information regarding financing receivables and the allowance for credit losses, as well as additional information regarding accounting policies and methodology. For IBRD, the expanded disclosures are effective for interim and annual reporting periods ending on or after December 15, 2010 (quarter ended December 31, 2010). The adoption of this ASU has resulted in additional qualitative and quantitative disclosures relating to loans under Note C—Loans and Other Exposures.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law in the United States. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development of these rules, no impact on IBRD has been determined as of December 31, 2010. IBRD is currently evaluating the potential future implications of the Act.

14 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010 (UNAUDITED)

NOTE B—INVESTMENTS

A summary of IBRD’s trading portfolio at December 31, 2010 and June 30, 2010, is as follows:

In millions of U.S. dollars

	December 31, 2010	June 30, 2010
	Carrying Value	Carrying Value
Investments—Trading
Equity securities	$800	$665
Government and agency obligations	17,589	14,340
Time deposits	9,689	17,121
Asset-backed securities	4,127	3,886

Total	$32,205	$36,012

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of December 31, 2010 and June 30, 2010:

In millions of U.S. dollars

	Carrying Value
	December 31, 2010	June 30, 2010
Investments—Trading	$32,205	$36,012
Securities purchased under resale agreements	87	289
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(948)	(998)
Derivative assets
Currency forward contracts	8,186	6,173
Currency swaps	7,550	7,187
Interest rate swaps	67	86

Total	15,803	13,446

Derivative liabilities
Currency forward contracts	(8,299)	(6,140)
Currency swaps	(8,019)	(7,207)
Interest rate swaps	(193)	(210)

Total	(16,511)	(13,557)

Cash held in investment portfolio[a]	798	1,182
Receivable from investment securities traded[b]	41	47
Payable for investment securities purchased[c]	(349)	(307)

Net Investment Portfolio	$31,126	$36,114

a.	This amount is included in Unrestricted Currencies under Due from Banks on the Condensed Balance Sheet.
b.	This amount is included in Other assets on the Condensed Balance Sheet.
c.	This amount is included in Other liabilities on the Condensed Balance Sheet.

IBRD uses derivative instruments to manage currency and interest rate risk in the investment portfolio. For details regarding these instruments, see note E—Derivative Instruments.

As of December 31, 2010, $59 million in short sales was included in Other Liabilities on the Condensed Balance Sheet (Nil—June 30, 2010).

For the three and six months ended December 31, 2010, IBRD included $16 million and $105 million of unrealized gains in income, respectively (unrealized gains of $58 million and $219 million—three and six months ended December 31, 2009, respectively).

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010 (UNAUDITED) 15

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and June 30, 2010:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$800	$—	$—	$800
Government and agency obligations	1,649	15,940	—	17,589
Time deposits	591	9,098	—	9,689
Asset-backed securities		4,110	17	4,127

Total Investments – Trading	3,040	29,148	17	32,205

Securities purchased under resale agreements	30	57	—	87
Derivative assets-Investments
Currency forward contracts	—	8,186	—	8,186
Currency swaps	—	7,550	—	7,550
Interest rate swaps	—	67	—	67

Total Derivative assets-Investments	—	15,803	—	15,803

Total	$3,070	$45,008	$17	$48,095

Liabilities:
Securities sold under repurchase agreements and securities lent under security lending agreements[a]	$—	$167	$—	$167
Derivative liabilities-Investments
Currency forward contracts	—	8,299	—	8,299
Currency swaps	—	8,019	—	8,019
Interest rate swaps	—	193	—	193

Total Derivative liabilities-Investments	—	16,511	—	16,511

Total	$—	$16,678	$—	$16,678

a.	Excludes $781 million relating to payable for cash collateral received.

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$665	$—	$—	$665
Government and agency obligations	1,480	12,860	—	14,340
Time deposits	2,153	14,968	—	17,121
Asset-backed securities	—	3,868	18	3,886

Total Investments – Trading	4,298	31,696	18	36,012

Securities purchased under resale agreements	39	250	—	289
Derivative assets-Investments
Currency forward contracts	—	6,173	—	6,173
Currency swaps	—	7,187	—	7,187
Interest rate swaps	—	86	—	86

Total Derivative assets-Investments	—	13,446	—	13,446

Total	$4,337	$45,392	$18	$49,747

Liabilities:
Securities sold under repurchase agreements and securities lent under security lending agreements[a]	$53	$151	$—	$204
Derivative liabilities-Investments
Currency forward contracts	—	6,140	—	6,140
Currency swaps	—	7,207	—	7,207
Interest rate swaps	—	210	—	210

Total Derivative liabilities-Investments	—	13,557	—	13,557

Total	$53	$13,708	$—	$13,761

a.	Excludes $794 million relating to payable for cash collateral received.

16 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010 (UNAUDITED)

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 Investments – Trading assets during the three and six months ended December 31, 2010 and December 31, 2009:

In millions of U.S. dollars

	Three Months Ended December 31, 2010			Six Months Ended December 31, 2010
	Asset- backed Securities	Government and Agency Obligations	Total	Asset- backed Securities	Government and Agency Obligations	Total
Beginning of the period	$15	$—	$15	$18	$—	$18
Total realized/unrealized gains or (losses) in:
Net income	1	—	1	2	—	2
Purchases	2	—	2	2	—	2
Sales/Settlements	(1)	—	(1)	(2)	—	(2)
Transfers in (out), net	—	—	—	(3)	—	(3)

End of the period	$17	$—	$17	$17	$—	$17

In millions of U.S. dollars

	Three Months Ended December 31, 2009			Six Months Ended December 31, 2009
	Asset- backed Securities	Government and Agency Obligations	Total	Asset- backed Securities	Government and Agency Obligations	Total
Beginning of the period	$101	$—	$101	$109	$—	$109
Total realized/unrealized gains or (losses) in:
Net income	4	—	4	6	—	6
Purchases	11	—	11	23	—	23
Sales/Settlements	(15)	*	(15)	(36)	*	(36)
Transfers in (out), net	8	1	9	7	1	8

End of the period	$109	$1	$110	$109	$1	$110

*	Indicates amount less than $0.5 million.

The following table provides information on the unrealized gains or losses included in income for the three and six months ended December 31, 2010 and December 31, 2009, relating to IBRD’s Level 3 Investments – Trading assets still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income.

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized Gains (Losses)	2010	2009	2010	2009
Condensed Statement of Income Location
Investments, net – Trading	$1	$5	$2	$6

The table below provides the details of all gross inter-level transfers for the three and six months ended December 31, 2010:

In millions of U.S. dollars

	Three Months Ended December 31, 2010		Six Months Ended December 31, 2010
	Level 2	Level 3	Level 2	Level 3
Investments-Trading
Asset-backed securities
Transfers (out of) into	$(2)	$2	$(9)	$9
Transfers into (out of)	2	(2)	12	(12)

	$—	$—	$3	$(3)

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010 (UNAUDITED) 17

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities:

Where available, quoted market prices are used to determine the fair value of trading securities. Examples include some government securities, mutual funds, futures contracts and exchange-traded equity securities. For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that includes the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and prepayment speeds. Unless quoted prices are available, money market instruments are reported at face value which approximates fair value.

Securities purchased under resale agreements, Securities sold under repurchase agreements, Securities lent under securities lending agreements and payable for cash collateral received:

These securities are reported at face value which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is a party to a variety of financial transactions, certain of which involve elements of commercial credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts for all securities. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, credit limits have been established for counterparties by types of instruments and maturity category.

Swap Agreements: For all of IBRD’s swap agreements (in addition to those in the investment portfolio), credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

The following is a summary of the collateral received by IBRD as of December 31, 2010 and June 30, 2010.

In millions of U.S. dollars

	December 31, 2010	June 30, 2010
Collateral received
Cash	$781	$794
Securities	11,692	9,764

Total collateral received	$12,473	$10,558

Collateral permitted to be repledged	$12,473	$10,558
Amount of collateral repledged	—	—

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and asset-backed securities. Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	December 31, 2010	June 30, 2010	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$166	$204	Included under Investments-Trading on the Condensed Balance Sheet
Liabilities relating to securities transferred under repurchase or securities lending agreements	$167	$204	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

18 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010 (UNAUDITED)

IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of December 31, 2010, IBRD had received securities with a fair value of $86 million ($291 million—June 30, 2010). None of these securities had been transferred under repurchase or security lending agreements as of that date (Nil—June 30, 2010).

NOTE C—LOANS AND OTHER EXPOSURES

All of IBRD’s loans and other exposures (exposures) are made to, or guaranteed by, countries that are members of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to Member Countries’ Derivatives, and Guarantees.

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. In order to analyze the risk characteristics of this portfolio segment, the exposures are further disaggregated into Low, Medium and High risk classes as well as Default. The Default classification generally includes all loans which are in nonaccrual status. IBRD considers all loans in nonaccrual status to be impaired.

Credit Quality of Sovereign Exposures

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of the IBRD’s exposures, these exposures are grouped into four classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium, High and Default.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

The following table provides an ageing analysis of the loan portfolio as at December 31, 2010:

In millions of U.S. dollars

Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$14,752	$14,752
Medium	—	—	—	—	—	—	69,894	69,894
High	4	—	—	—	—	4	47,994	47,998
Loans in accrual status[a]	4	—	—	—	—	4	132,640	132,644
Default - Loans in nonaccrual status[a]	—	—	1	13	385	399	64	463
Loan at fair value[b]	—	—	—	—	—	—	124	124

Total	$4	$—	$1	$13	$385	$403	$132,828	$133,231

a.	At amortized cost
b.	For the loan that is reported at fair value, and which is in accrual status, credit risk assessment is incorporated in the determination of fair value.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010 (UNAUDITED) 19

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off. Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

Several steps are taken to determine the appropriate level of provisions. First, the exposures are disaggregated into two groups: exposures in accrual status and exposures in nonaccrual status. In each group, the respective borrower’s exposures are then assigned the credit risk rating of that borrower. With respect to countries with exposures in accrual status, these exposures are grouped according to the assigned borrower risk rating. Each risk rating is mapped to an expected default frequency (probability of default to IBRD) using IBRD’s credit migration matrix which is based on IBRD’s historical experience. The provision required is calculated by multiplying the value of loans disbursed and outstanding as well as other exposures, by the expected default frequency and by the assumed severity of loss given default. The severity of loss, which is assessed periodically, is dependent on the borrower’s eligibility, namely: IBRD-only borrowers, Blend (IBRD and IDA) borrowers and IDA-only borrowers, with the highest severity of loss associated with IDA-only borrowing countries. Borrower’s eligibility is assessed at least annually. This methodology is also applied to countries with exposures in nonaccrual status. Generally, all exposures in nonaccrual status have the same risk rating.

The determination of borrowers’ risk ratings is based on both quantitative and qualitative analyses of various factors. IBRD periodically reviews these factors and reassesses the adequacy of the accumulated provision accordingly. Adjustments to the accumulated provision are recorded as a charge against or addition to income.

Changes to the Accumulated provision for losses on loans and other exposures for the six months ended December 31, 2010, and for the fiscal year ended June 30, 2010, are summarized below:

In millions of U.S. dollars

	December 31, 2010			June 30, 2010
	Loans	Other	Total	Loans	Other	Total
Accumulated provision, beginning of the period	$1,553	$23	$1,576	$1,632	$10	$1,642
Net (decrease) increase in provision	(72)	(13)	(85)	(45)	13	(32)
Translation adjustment	25	—	25	(34)	—	(34)

Accumulated provision, end of the period	$1,506	$10	$1,516	$1,553	$23	$1,576

Composed of accumulated provision for losses on:
Loans in accrual status	$1,274			$1,324
Loans in nonaccrual status	232			229

Total	$1,506			$1,553

Loans, end of the period:
Loans at amortized cost in accrual status	$132,644			$119,537
Loans at amortized cost in nonaccrual status	463			457
Loan at fair value in accrual status	124			109

Total	$133,231			$120,103

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for losses on loans	Provision for losses on loans and other exposures
Other (excluding Exposures to Member Countries’ Derivatives)	Other Liabilities	Provision for losses on loans and other exposures
Exposures to Member Countries’ Derivatives	Derivative Assets – Client Operations	Provision for losses on loans and other exposures

20 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010 (UNAUDITED)

Overdue Amounts

It is the policy of IBRD to place in nonaccrual status all loans and other exposures made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such exposures are overdue by more than six months, unless IBRD’s management determines that the overdue amount will be collected in the immediate future. In addition, if development credits and other exposures made by IDA to a member government are placed in nonaccrual status, all loans and other exposures made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member’s loans and other exposures are placed into nonaccrual status, unpaid interest and other charges accrued on exposures to the member are deducted from the income of the current period. Interest and other charges on nonaccruing exposures are included in income only to the extent that payments have been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis and in certain cases that decision may be deferred until a suitable period of payment performance has passed.

Information relating to loans or guarantees in nonaccrual status at December 31, 2010 is as follows:

In millions of U.S. dollars

Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since
Zimbabwe	$463	$664	Oct 2000

The following tables provide a summary of selected financial information related to loans in nonaccrual status as of December 31, 2010 and June 30, 2010, and for the three and six months ended December 31, 2010 and December 31, 2009:

In millions of U.S. dollars

	December 31, 2010	June 30, 2010
Recorded investment in nonaccrual loans[a]	$463	$457
Accumulated provision for loan losses on nonaccrual loans	232	229
Average recorded investment in nonaccrual loans for the period/fiscal year	461	462
Overdue amounts of nonaccrual loans of which:	664	631
Principal	399	384
Interest and charges	265	247

a.	A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2010	2009	2010	2009
Interest income not recognized as a result of loans being in nonaccrual status	$9	$9	$18	$18

During the six months ended December 31, 2010 and December 31, 2009, no interest income was recognized on loans in nonaccrual status and there were no loans placed in nonaccrual status or restored to accrual status.

Guarantees

Guarantees of $1,647 million were outstanding at December 31, 2010 ($1,726 million—June 30, 2010). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included on the Condensed Balance Sheet. These guarantees have original maturities ranging between 2 and 20 years, and expire in decreasing amounts through 2029.

At December 31, 2010, liabilities of $30 million ($32 million—June 30, 2010), related to IBRD’s obligations under guarantees have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $2 million ($3 million—June 30, 2010).

During the six months ended December 31, 2010, and December 31, 2009, no guarantees provided by IBRD were called.

Waivers of Loan Charges

The reduction in net income for the three and six months ended December 31, 2010 and December 31, 2009 resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2010	2009	2010	2009
Interest waivers	$40	$42	$80	$84
Commitment charge waivers	11	17	23	36
Loan origination fee waivers	5	8	9	14

Total	$56	$67	$112	$134

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010 (UNAUDITED) 21

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment.

For the six months ended December 31, 2010, loans to 3 countries each generated in excess of 10 percent of total loan income; these amounted to $136 million, $129 million and $123 million, respectively. Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

Information about IBRD’s loan outstanding balances and associated loan income by geographic region, as of and for the six months ended December 31, 2010, and December 31, 2009, is presented in the following table:

In millions of U.S. dollars

	December 31, 2010		December 31, 2009
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income
Africa	$1,175	$4	$908	$7
East Asia and Pacific	26,371	257	24,662	290
Europe and Central Asia	35,378	270	31,884	326
Latin America and the Caribbean	48,575	537	40,468	551
Middle East and North Africa	8,814	83	7,996	95
South Asia	12,868	60	10,151	75
Other[a]	50	1	50	1

Total	$133,231	$1,212	$116,119	$1,345

a.	Represents loans to IFC, an affiliated organization.

Fair Value Disclosures

The only loan carried at fair value is classified as Level 3. The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan for the three and six months ended December 31, 2010 and December 31, 2009:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2010	2009	2010	2009
Beginning of the period	$119	$96	$109	$78
Total unrealized gains (losses) in:
Net income	2	(1)	9	11
Other comprehensive income	3	9	6	15

End of the period	$124	$104	$124	$104

The following table provides information on the unrealized gains or losses included in income for the three and six months ended December 31, 2010 and December 31, 2009, relating to IBRD’s Level 3 loan still held at the reporting dates, as well as where these amounts are included in the Condensed Statement of Income.

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized Gains (Losses)	2010	2009	2010	2009
Condensed Statement of Income Location
Fair value adjustment on non-trading portfolios, net	$1	$(2)	$5	$6

The table below presents the fair value of all IBRD’s loans along with their respective carrying amounts as of December 31, 2010 and June 30, 2010:

In millions of U.S. dollars

	December 31, 2010		June 30, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net Loans Outstanding	$131,249	$130,982	$118,104	$117,936

Valuation Methods and Assumptions

All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of December 31, 2010 and June 30, 2010, carrying value includes one loan with an embedded derivative, which is fair valued on a matrix basis against the related bond. All other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

22 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010 (UNAUDITED)

NOTE D—BORROWINGS

The following table summarizes IBRD’s borrowings portfolio after derivatives as of December 31, 2010 and June 30, 2010.

In millions of U.S. dollars

	December 31, 2010	June 30, 2010
Borrowings	$136,890	$128,577
Currency swaps, net	(9,069)	(6,238)
Interest rate swaps, net	(2,741)	(2,564)

	$125,080	$119,775

IBRD uses derivative contracts to manage the repricing risk between its loans and borrowings. For details regarding Currency swaps and Interest rate swaps, see Note E – Derivative Instruments.

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of December 31, 2010 and June 30, 2010 is as follows:

In millions of U.S. dollars

	December 31, 2010	June 30, 2010
Level 1	$—	$—
Level 2	124,590	116,490
Level 3	12,300	12,087

	$136,890	$128,577

A summary of changes in the fair value of IBRD’s Level 3 borrowings during the three and six months ended December 31, 2010 and December 31, 2009 is presented in the following table:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2010	2009	2010	2009
Beginning of the period	$12,704	$11,113	$12,087	$11,071
Total unrealized (gains) losses in:
Net income	(534)	170	(419)	29
Other comprehensive income	223	(290)	958	403
Issuances	99	866	210	973
Settlements	(116)	(96)	(454)	(411)
Transfers out, net	(76)	(375)	(82)	(677)

End of the period	$12,300	$11,388	$12,300	$11,388

Information on the unrealized gains or losses included in income for the three and six months ended December 31, 2010 and December 31, 2009, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized Gains (Losses)	2010	2009	2010	2009
Condensed Statement of Income Location
Fair value adjustment on non-trading portfolios, net	$535	$(176)	$426	$(1)

The following table provides information on the unrealized gains or losses included in income for the three and six months ended December 31, 2010 and December 31, 2009, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized Gains (Losses)	2010	2009	2010	2009
Condensed Statement of Income Location
Fair value adjustment on non-trading portfolios, net	$2,934	$730	$1,690	$(259)

The table below provides the details of all gross inter-level transfers for the three and six months ended December 31, 2010:

In millions of U.S. dollars

	Three Months Ended December 31, 2010		Six Months Ended December 31, 2010
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfers into (out of)	$76	$(76)	$82	$(82)

The difference between the aggregate fair value and aggregate contractual principal balance of borrowings is as follows:

In millions of U.S. dollars

	Fair Value	Principal Amount Due Upon Maturity	Difference
December 31, 2010	$136,890	$147,201	$(10,331)
June 30, 2010	$128,577	$138,074	$(9,497)

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010 (UNAUDITED) 23

During the three months ended December 31, 2010, IBRD experienced deterioration in its credit spreads resulting in a $203 million decrease in the fair value of the debt issued and outstanding as of December 31, 2010. This was in contrast to the three months ended September 30, 2010 when IBRD experienced improvements in its credit spreads, resulting in a net $20 million increase in the fair value of the debt issued and outstanding for the six months ended December 31, 2010. These amounts were determined using observable changes in IBRD’s credit spreads.

During the three and six months ended December 31, 2009, IBRD experienced improvements in its credit spreads resulting in a $186 million and $1,180 million increase in the fair value of the debt issued and outstanding as at December 31, 2009, respectively. These amounts were determined using observable changes in IBRD’s credit spreads.

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized below.

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Libor Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, swaption volatilities, equity index volatilities and equity indices.

NOTE E—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and concurrently enters into offsetting transactions with market counterparties. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are reported at fair value with changes in fair value reported in the Condensed Statement of Income.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:

Investments	Currency swaps, interest rate swaps, currency forwards, options and futures contracts	Manage currency and interest rate risk in the portfolio

Borrowings	Currency swaps, interest rate swaps, structured swaps	Manage repricing risks between loans and borrowings

Other assets/liabilities	Currency swaps, interest rate swaps	Manage currency risk as well as extend the duration of IBRD’s equity

Other purposes:

Client operations	Currency swaps, interest rate swaps	Assist clients in managing their interest rate and currency risks

IBRD has entered into interest rate swaps in connection with its equity duration strategy. The net interest income from these swaps is included under Other interest income on the Condensed Statement of Income.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on

December 31, 2010 is $190 million. IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements had been triggered to the extent that IBRD would have been required to post collateral on December 31, 2010, the amount of collateral that IBRD would have been required to post would be $46 million.

24 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010 (UNAUDITED)

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts of those derivative instruments as of December 31, 2010 and June 30, 2010:

Fair value of derivative instruments on the Condensed Balance Sheet:

In millions of U.S. dollars

	Derivative assets			Derivative liabilities
	Condensed Balance Sheet Location	December 31, 2010	June 30, 2010	Condensed Balance Sheet Location	December 31, 2010	June 30, 2010
Derivatives not designated as hedging instruments
Options and Futures contracts– Investments	Other assets	$1	$—	Other liabilities	$—	$1
Interest rate swaps	Derivative assets	7,211	7,894	Derivative liabilities	2,538	3,080
Currency swaps (including currency forward contracts and structured swaps)	Derivative assets	122,186	113,929	Derivative liabilities	113,487	107,535

Total Derivatives		$129,398	$121,823		$116,025	$110,616

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars

Type of contract	December 31, 2010	June 30, 2010
Investments
Interest rate swaps and swaptions
Notional principal	$6,834	$6,641
Credit exposure	67	86
Currency swaps (including currency forward contracts)
Credit exposure	108	427
Exchange traded Options and Futures contracts[a]
Notional long position	745	1,686
Notional short position	88	35

Client operations
Interest rate swaps
Notional principal	18,551	15,821
Credit exposure	301	467
Currency swaps
Credit exposure	1,077	721

Borrowing portfolio
Interest rate swaps
Notional principal	126,908	115,110
Credit exposure	4,692	4,857
Currency swaps
Credit exposure	14,231	10,494

Other derivatives
Interest rate swaps
Notional principal	37,553	36,296
Credit exposure	2,490	2,830
Currency swaps
Credit exposure	209	142

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All outstanding options and future contracts as of December 31, 2010 and June 30, 2010 are interest rate contracts.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010 (UNAUDITED) 25

The following table provides information on the location and amount of gains and losses on the non-trading derivatives during the three and six months ended December 31, 2010 and December 31, 2009 and their location on the Condensed Statement of Income:

In millions of U.S. dollars

		Three Months Ended December 31,		Six Months Ended December 31,
	Condensed Statement of Income Location	Gains (Losses)		Gains (Losses)
		2010	2009	2010	2009
Derivatives not designated as hedging instruments, and not held in a trading portfolio[a]
Interest rate swaps	Fair value adjustment on non-trading portfolios, net	$(1,150)	$(418)	$(301)	$(167)
Currency swaps (including currency forward contracts and structured swaps)	Fair value adjustment on non-trading portfolios, net	(1,195)	(262)	(952)	(329)

Total		$(2,345)	$(680)	$(1,253)	$(496)

a.	For alternative disclosures about trading derivatives see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income securities, listed equity securities as well as derivatives.

The following table provides information on the amount of realized and unrealized gains and losses on the investments – trading portfolio (derivative and non-derivative instruments) and their location on the Condensed Statement of Income during the three and six months ended December 31, 2010 and December 31, 2009:

In millions of U.S. dollars

	Three Months Ended December 31		Six Months Ended December 31
Condensed Statement of Income Location	Investments-Trading, net		Investments-Trading, net
	Gains (Losses)		Gains (Losses)
	2010	2009	2010	2009
Type of instrument
Fixed income	$(58)	$20	$(12)	$79
Equity	62	27	124	125

Total	$4	$47	$112	$204

26 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010 (UNAUDITED)

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and June 30, 2010 is as follows:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of December 31, 2010
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$8,186	$—	$8,186
Currency swaps	—	7,550	—	7,550
Interest rate swaps	—	67	—	67

	—	15,803	—	15,803

Client operations
Currency swaps	—	18,799	—	18,799
Interest rate swaps	—	258	—	258

	—	19,057	—	19,057

Borrowings
Currency swaps	—	73,060	13,828	86,888
Interest rate swaps	—	4,605	35	4,640

	—	77,665	13,863	91,528

Other assets/liabilities
Currency swaps	—	763	—	763
Interest rate swaps	—	2,246	—	2,246

	—	3,009	—	3,009

Total derivative assets	$—	$115,534	$13,863	$129,397

Derivative Liabilities:
Investments
Currency forward contracts	$—	$8,299	$—	$8,299
Currency swaps	—	8,019	—	8,019
Interest rate swaps	—	193	—	193

	—	16,511	—	16,511

Client operations
Currency swaps	—	18,796	—	18,796
Interest rate swaps	—	251	—	251

	—	19,047	—	19,047

Borrowings
Currency swaps	—	65,182	12,637	77,819
Interest rate swaps	—	1,886	13	1,899

	—	67,068	12,650	79,718

Other assets/liabilities
Currency swaps	—	554	—	554
Interest rate swaps	—	195	—	195

	—	749	—	749

Total derivative liabilities	$—	$103,375	$12,650	$116,025

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010 (UNAUDITED) 27

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2010
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$6,173	$—	$6,173
Currency swaps	—	7,187	—	7,187
Interest rate swaps	—	86	—	86

	—	13,446		13,446

Client operations
Currency swaps	—	17,205	—	17,205
Interest rate swaps	—	428	—	428

		17,633		17,633

Borrowings
Currency swaps	—	69,347	13,320	82,667
Interest rate swaps	—	4,781	9	4,790

		74,128	13,329	87,457

Other assets/liabilities
Currency swaps	—	697	—	697
Interest rate swaps	—	2,590	—	2,590

	—	3,287	—	3,287

Total derivative assets	$—	$108,494	$13,329	$121,823

Derivative Liabilities:
Investments
Currency forward contracts	$—	$6,140	$—	$6,140
Currency swaps	—	7,207	—	7,207
Interest rate swaps	—	210	—	210

	—	13,557	—	13,557

Client operations
Currency swaps	—	17,203	—	17,203
Interest rate swaps	—	420	—	420

	—	17,623	—	17,623

Borrowings
Currency swaps	—	63,823	12,606	76,429
Interest rate swaps	—	2,208	18	2,226

	—	66,031	12,624	78,655

Other assets/liabilities
Currency swaps	—	556	—	556
Interest rate swaps	—	224	—	224

	—	780	—	780

Total derivative liabilities	$—	$97,991	$12,624	$110,615

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net during the three and six months ended December 31, 2010 and December 31, 2009:

In millions of U.S. dollars

	Three Months Ended December 31, 2010			Six Months Ended December 31, 2010
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period	$1,440	$17	$1,457	$714	$(9)	$705
Total realized/unrealized gains or (losses) in:
Net income	(479)	5	(474)	(377)	31	(346)
Other comprehensive income	240	—	240	965	—	965
Issuances	(2)	—	(2)	(2)	—	(2)
Settlements	4	—	4	(95)	—	(95)
Transfers in (out), net	(12)	—	(12)	(14)	—	(14)

End of the period	$1,191	$22	$1,213	$1,191	$22	$1,213

28 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010 (UNAUDITED)

In millions of U.S. dollars

	Three Months Ended December 31,2009			Six Months Ended December 31,2009
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period	$487	$(11)	$476	$18	$(19)	$(1)
Total realized/unrealized gains or (losses) in:
Net income	30	(3)	27	(260)	5	(255)
Other comprehensive income	(297)	—	(297)	421	—	421
Issuances	(4)	1	(3)	(4)	1	(3)
Settlements	(28)	—	(28)	(32)	—	(32)
Transfers in (out), net	(33)	—	(33)	12	—	12

End of the period	$155	$(13)	$142	$155	$(13)	$142

*	Indicates amount less than $0.5 million.

Unrealized gains or losses included in income for the three and six months ended December 31, 2010 and December 31, 2009, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized Gains (Losses)	2010	2009	2010	2009
Condensed Statement of Income Location
Fair value adjustment on non-trading portfolios, net	$(477)	$33	$(349)	$(287)

The table below provides the details of all inter-level transfers during the three and six months ended December 31, 2010:

In millions of U.S. dollars

	Three Months Ended December 31, 2010		Six Months Ended December 31, 2010
	Level 2	Level 3	Level 2	Level 3
Derivatives, net
Transfers into (out of)	$12	$(12)	$14	$(14)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used.

NOTE F—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the fair value adjustment on non-trading portfolios, net, restricted income, Long-Term Income Portfolio (LTIP) adjustment and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On August 5, 2010, IBRD’s Executive Directors approved the allocation of $281 million of the net income earned in the fiscal year ended June 30, 2010 to the General Reserve. In addition, the Executive Directors also approved a reduction in Pension Reserve by $32 million, a reduction in Restricted Retained Earnings by $12 million, and an increase in the LTIP Reserve by $80 million.

On August 9, 2010, IBRD’s Board of Governors approved the immediate transfer of $55 million from Surplus to the Trust Fund for Gaza and West Bank, by way of grant.

On October 8, 2010, IBRD’s Board of Governors approved the immediate transfer of $383 million to the International Development Association (IDA) and $100 million to Surplus, from the net income earned in the fiscal year ended June 30, 2010. The transfer to IDA was made on October 13, 2010.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010 (UNAUDITED) 29

Retained earnings comprise the following elements at December 31, 2010 and June 30, 2010:

In millions of U.S. dollars

	December 31, 2010	June 30, 2010
Special Reserve	$293	$293
General Reserve	25,951	25,670
Pension Reserve	1,248	1,280
Surplus	302	257
LTIP Reserve	116	36
Cumulative fair value adjustments[a]	436	1,475
Unallocated Net Income (Loss)	1,095	(239)
Restricted Retained Earnings	9	21

Total	$29,450	$28,793

a.	Applicable to non-trading portfolios reported at fair value.

NOTE G—PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension cost (credit) for the SRP, RSBP and PEPB is included in Administrative Expenses.

The following tables summarize the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and six months ended December 31, 2010 and December 31, 2009:

In millions of U.S. dollars

	Three Months Ended December 31, 2010				Six Months Ended December 31, 2010
	SRP	RSBP		PEBP	SRP	RSBP		PEBP
Benefit Costs
Service cost	$68	$13		$5	$137	$27		$10
Interest cost	158	26		6	315	52		13
Expected return on plan assets	(182)	(23)		—	(364)	(47)		—
Amortization of prior service cost (credit)	2	(	*)	*	4	(	*)	*
Amortization of unrecognized net loss	30	9		3	59	18		6

Net periodic pension cost of which:	$76	$25		$14	$151	$50		$29

IBRD’s Share	$35	$12		$7	$71	$24		$14
IDA’s Share	$41	$13		$7	$80	$26		$15

In millions of U.S. dollars

	Three Months Ended December 31, 2009				Six Months Ended December 31, 2009
	SRP	RSBP		PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$55	$11		$4	$111	$22	$8
Interest cost	164	25		6	328	50	13
Expected return on plan assets	(190)	(23)		—	(379)	(46)	—
Amortization of prior service cost (credit)	2	(	*)	*	3	(1)	*
Amortization of unrecognized net loss	17	7		3	34	14	6

Net periodic pension cost of which:	$48	$20		$13	$97	$39	$27

IBRD’s Share	$23	$10		$6	$48	$19	$13
IDA’s Share	$25	$10		$7	$49	$20	$14

*	Indicates amount less than $0.5 million.

30 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010 (UNAUDITED)

NOTE H—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

At December 31, 2010 and June 30, 2010, IBRD had the following (payables to) receivables from its affiliated organizations.

In millions of U.S. dollars

	December 31, 2010
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$318	$3,959	$(3,802)	$(1,043)	$(568)
IFC	50	32	—	—	(87)	(5)
MIGA	—	4	—	—	(4)	—

	$50	$354	$3,959	$(3,802)	$(1,134)	$(573)

In millions of U.S. dollars

	June 30, 2010
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$357	$4,144	$(4,087)	$(1,088)	$(674)
IFC	50	25	—	—	(86)	(11)
MIGA	—	3	—	—	(4)	(1)

	$50	$385	$4,144	$(4,087)	$(1,178)	$(686)

a.	For details on derivative transactions relating to the client operations, see Note E—Derivative Instruments.

The (payables to) receivables from these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for Administrative Services	Other assets
Receivables (payables) for Derivative Transactions	Derivative assets/liabilities – Client operations
Payable for Pension and Other Postretirement Benefits	Other liabilities

Loans

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At December 31, 2010 and June 30, 2010, the loan balance under this facility amounted to $50 million at a fixed interest rate of 3.96%. This loan is not eligible for interest waivers.

Administrative expenses

For the six months ended December 31, 2010, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $585 million ($521 million—six months ended December 31, 2009). The allocation of expenses between IBRD and IDA is based on an agreed cost sharing formula, and amounts are settled quarterly.

Other income

For the three and six months ended December 31, 2010 and December 31, 2009, the amount of fee revenue associated with services provided to affiliated organizations is included in Other Income on the Condensed Statement of Income, as follows:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2010	2009	2010	2009
Fees charged to IFC	$22	$16	$36	$30
Fees charged to MIGA	3	2	5	4

NOTE I—COMPREHENSIVE INCOME / LOSS

Comprehensive income comprises the effects of the transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000, currency translation adjustments, pension-related items and net income. These items are presented in the Condensed Statement of Comprehensive Income.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010 (UNAUDITED) 31

The following tables present the changes in Accumulated Other Comprehensive Income balances for the six months ended December 31, 2010 and December 31, 2009:

In millions of U.S. dollars

	Accumulated Other Comprehensive Income / Loss Six months Ended December 31, 2010
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle, Net[a]	Reclassification[a]	Unrecognized Net Actuarial (Loss) Gain on Benefit Plans	Unrecognized Net Prior Service (Cost) Credit on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$224	$500	$(511)	$(3,219)	$(37)	$(3,043)
Changes from period activity	403	—	(8)	83	4	482

Balance, end of the period	$627	$500	$(519)	$(3,136)	$(33)	$(2,561)

In millions of U.S. dollars

	Accumulated Other Comprehensive Income / Loss Six months Ended December 31, 2009
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle, Net[a]	Reclassification[a]	Unrecognized Net Actuarial (Loss) Gain on Benefit Plans	Unrecognized Net Prior Service (Cost) Credit on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$860	$500	$(505)	$(2,495)	$(43)	$(1,683)
Changes from period activity	90	—	3	54	3	150

Balance, end of the period	$950	$500	$(502)	$(2,441)	$(40)	$(1,533)

a.	The cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

NOTE J—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of December 31, 2010 and June 30, 2010.

In millions of U.S. dollars

	December 31, 2010			June 30, 2010
	Carrying Value	Fair Value		Carrying Value	Fair Value
Due from Banks	$1,454	$1,454		$1,803	$1,803
Investments	32,292	32,292		36,301	36,301
Net Loans Outstanding	131,249	130,982		118,104	117,936
Derivative Assets
Investments	15,803	15,803		13,446	13,446
Client operations	19,057	19,057		17,633	17,633
Borrowings	91,528	91,528		87,457	87,457
Other Asset/Liability	3,009	3,009		3,287	3,287
Borrowings	136,890	136,871	[a]	128,577	128,563	[a]
Derivative Liabilities
Investments	16,511	16,511		13,557	13,557
Client operations	19,047	19,047		17,623	17,623
Borrowings	79,718	79,718		78,655	78,655
Other Asset/Liability	749	749		780	780

a.	Includes $19 million relating to transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000 ($14 million — June 30, 2010).

Valuation Methods and Assumptions

As of December 31, 2010 and June 30, 2010, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions of the following items refer to the respective notes as follows:

Investments: See Note B

Loans and other exposures: See Note C

Borrowings: See Note D

Derivative instruments: See Note E

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

32 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010 (UNAUDITED)

Fair Value Adjustment on Non-Trading Portfolios, Net

The following table reflects the components of the fair value adjustment on non-trading portfolios, net, for the three and six months ended December 31, 2010 and December 31, 2009.

In millions of U.S. dollars

	Three months Ended December 31,		Six months Ended December 31,
	2010	2009	2010	2009
Fair value adjustments, net— gains (losses):
Borrowings—Note D	$2,934	$730	$1,690	$(259)
Derivatives—Note E
Borrowings derivatives	(1,343)	(211)	(906)	(387)
Other assets/liabilities derivatives	(1,001)	(468)	(346)	(109)
Client operations derivatives	(1)	( *)	(1)	*
Loan—Note C	1	(2)	5	6

Total	$590	$48	$442	$(749)

*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2010 (UNAUDITED) 33

KPMG LLP
2001 M Street, NW
Washington, DC 20036

Report of Independent Accountants

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of December 31, 2010, the related condensed statements of income and comprehensive income for the three-month and six-month periods ended December 31, 2010 and 2009, and the related condensed statements of changes in retained earnings and cash flows for the six-month periods ended December 31, 2010 and 2009. These condensed financial statements are the responsibility of IBRD’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2010, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 5, 2010, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2010 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Washington, DC

February 10, 2010

KPMG LLP is a Delaware limited liability partnership,

the U.S. member firm of KPMG International Cooperative

(“KPMG International”), a Swiss entity.

34

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

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Medium Long Term

October 01, 2010 through December 31, 2010

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Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
MTBOC
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0414AUD04.32	0000010388	AUD	23,000,000.00	22,342,200.00	01-Oct-2010	28-Oct-2010	14-Apr-2014
BOND/SELL AUD/IBRD/GDIF/1014AUD04.56	0000010390	AUD	25,000,000.00	24,285,000.00	01-Oct-2010	28-Oct-2010	27-Oct-2014
BOND/SELL AUD/IBRD/GDIF/1014AUD04.70	0000010400	AUD	10,900,000.00	10,685,270.00	12-Oct-2010	28-Oct-2010	28-Oct-2014
BOND/SELL AUD/IBRD/GDIF/1115AUD05.40	0000010417	AUD	30,000,000.00	29,856,000.00	25-Oct-2010	16-Nov-2010	16-Nov-2015
BOND/SELL AUD/IBRD/GDIF/1114AUD04.78	0000010418	AUD	30,000,000.00	29,856,000.00	25-Oct-2010	16-Nov-2010	17-Nov-2014
BOND/SELL AUD/IBRD/GDIF/1114AUD04.62	0000010413	AUD	25,000,000.00	24,487,500.00	22-Oct-2010	26-Nov-2010	21-Nov-2014
BOND/SELL AUD/IBRD/GDIF/0514AUD04.44	0000010425	AUD	22,000,000.00	21,512,700.00	28-Oct-2010	29-Nov-2010	14-May-2014
BOND/SELL AUD/IBRD/GDIF/1114AUD05.00	0000010449	AUD	12,300,000.00	12,503,565.00	09-Nov-2010	29-Nov-2010	28-Nov-2014
BOND/SELL AUD/IBRD/GDIF/1212AUD04.30	0000010471	AUD	70,000,000.00	68,334,000.00	24-Nov-2010	03-Dec-2010	20-Dec-2012
BOND/SELL AUD/IBRD/GDIF/0615AUD05.10	0000010470	AUD	30,000,000.00	29,286,000.00	24-Nov-2010	16-Dec-2010	16-Jun-2015
BOND/SELL AUD/IBRD/GDIF/0217AUD06.00	0000010504	AUD	30,000,000.00	29,529,000.00	09-Dec-2010	16-Dec-2010	15-Feb-2017
BOND/SELL AUD/IBRD/GDIF/0614AUD04.62	0000010468	AUD	21,000,000.00	20,500,200.00	24-Nov-2010	21-Dec-2010	13-Jun-2014
BOND/SELL AUD/IBRD/GDIF/1214AUD04.83	0000010490	AUD	13,600,000.00	13,538,120.00	07-Dec-2010	21-Dec-2010	19-Dec-2014
BOND/SELL AUD/IBRD/GDIF/0715AUD05.13	0000010517	AUD	30,000,000.00	29,578,500.00	17-Dec-2010	14-Jan-2011	14-Jul-2015

Total By Currency				366,294,055.00

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/1014BRL07.62	0000010391	BRL	100,000,000.00	58,892,815.08	05-Oct-2010	28-Oct-2010	28-Oct-2014
BOND/SELL BRL/IBRD/GDIF/1114BRL07.50	0000010427	BRL	100,000,000.00	58,625,238.17	29-Oct-2010	26-Nov-2010	28-Nov-2014
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000010462	BRL	20,000,000.00	11,517,420.10	17-Nov-2010	26-Nov-2010	02-Mar-2017
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000010506	BRL	30,000,000.00	17,622,698.04	13-Dec-2010	20-Dec-2010	02-Mar-2017
BOND/SELL BRL/IBRD/GDIF/1214BRL07.80	0000010464	BRL	100,000,000.00	58,372,004.79	19-Nov-2010	21-Dec-2010	22-Dec-2014

Total By Currency				205,030,176.16

Chilean Peso
BOND/SELL CLP/IBRD/GDIF/0213CLP02.50	0000010453	CLP	15,000,000,000.00	31,201,248.05	12-Nov-2010	24-Nov-2010	21-Feb-2013

Total By Currency				31,201,248.05

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Medium Long Term

October 01, 2010 through December 31, 2010

Page 2 / 12

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Columbian Peso
BOND/SELL COP/IBRD/GDIF/0213COP05.75	0000010441	COP	20,000,000,000.00	10,985,992.86	08-Nov-2010	12-Nov-2010	14-Feb-2013
BOND/SELL COP/IBRD/GDIF/0320COP08.00	0000010460	COP	75,000,000,000.00	39,822,656.44	17-Nov-2010	24-Nov-2010	02-Mar-2020
BOND/SELL COP/IBRD/GDIF/0213COP05.75	0000010461	COP	30,000,000,000.00	15,929,062.57	17-Nov-2010	24-Nov-2010	14-Feb-2013
BOND/SELL COP/IBRD/GDIF/0320COP08.00	0000010474	COP	55,000,000,000.00	29,044,437.99	24-Nov-2010	06-Dec-2010	02-Mar-2020

Total By Currency				95,782,149.86

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/1213GBP01.25	0000010424	GBP	600,000,000.00	952,710,000.00	28-Oct-2010	05-Nov-2010	10-Dec-2013

Total By Currency				952,710,000.00

New Ghanian Cedi
BOND/SELL GHS/IBRD/GDIF/1013GHS09.25	0000010404	GHS	30,000,000.00	20,975,353.96	14-Oct-2010	28-Oct-2010	10-Oct-2013
BOND/SELL GHS/IBRD/GDIF/1013GHS09.25	0000010455	GHS	35,000,000.00	24,292,903.00	15-Nov-2010	19-Nov-2010	10-Oct-2013

Total By Currency				45,268,256.96

Hungarian Forint
BOND/SELL HUF/IBRD/GDIF/0517HUF05.50	0000010457	HUF	1,000,000,000.00	4,927,322.00	15-Nov-2010	22-Nov-2010	19-May-2017
BOND/SELL HUF/IBRD/GDIF/0517HUF05.50	0000010485	HUF	1,000,000,000.00	4,762,698.54	03-Dec-2010	10-Dec-2010	19-May-2017

Total By Currency				9,690,020.55

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/1225JPYSTR03	0000010480	JPY	200,000,000.00	2,400,096.00	18-Nov-2010	07-Dec-2010	08-Dec-2025
BOND/SELL JPY/IBRD/GDIF/0126JPYSTR02	0000010515	JPY	100,000,000.00	1,189,626.46	16-Dec-2010	13-Jan-2011	13-Jan-2026

Total By Currency				3,589,722.46

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/1012MXN04.25	0000010407	MXN	250,000,000.00	20,135,309.28	19-Oct-2010	26-Oct-2010	01-Oct-2012
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50	0000010409	MXN	500,000,000.00	40,387,722.13	21-Oct-2010	28-Oct-2010	11-Sep-2013
BOND/SELL MXN/IBRD/GDIF/0713MXN05.00	0000010410	MXN	500,000,000.00	40,387,722.13	21-Oct-2010	28-Oct-2010	01-Jul-2013
BOND/SELL MXN/IBRD/GDIF/1115MXN04.625	0000010431	MXN	500,000,000.00	40,717,607.11	03-Nov-2010	17-Nov-2010	17-Nov-2015

Total By Currency				141,628,360.65

Malaysian Ringgit

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Medium Long Term

October 01, 2010 through December 31, 2010

Page 3 / 12

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL MYR/IBRD/GDIF/1115MYR01.375	0000010423	MYR	12,000,000.00	3,859,141.34	28-Oct-2010	09-Nov-2010	09-Nov-2015

Total By Currency				3,859,141.34

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0414NZD03.24	0000010389	NZD	18,000,000.00	13,299,300.00	01-Oct-2010	28-Oct-2010	14-Apr-2014
BOND/SELL NZD/IBRD/GDIF/0514NZD03.42	0000010426	NZD	13,000,000.00	9,753,250.00	28-Oct-2010	29-Nov-2010	14-May-2014
BOND/SELL NZD/IBRD/GDIF/0614NZD03.60	0000010469	NZD	5,000,000.00	3,798,250.00	24-Nov-2010	21-Dec-2010	13-Jun-2014

Total By Currency				26,850,800.00

Romanian Lei
BOND/SELL RON/IBRD/GDIF/0712RON05.25	0000010401	RON	100,000,000.00	32,312,787.79	12-Oct-2010	20-Oct-2010	16-Jul-2012

Total By Currency				32,312,787.79

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/0913RUB04.875	0000010403	RUB	1,500,000,000.00	49,826,934.45	13-Oct-2010	20-Oct-2010	16-Sep-2013
BOND/SELL RUB/IBRD/GDIF/0317RUB07.50	0000010436	RUB	300,000,000.00	9,751,340.81	05-Nov-2010	12-Nov-2010	02-Mar-2017
BOND/SELL RUB/IBRD/GDIF/0913RUB04.875	0000010448	RUB	500,000,000.00	16,337,199.80	09-Nov-2010	15-Nov-2010	16-Sep-2013
BOND/SELL RUB/IBRD/GDIF/0317RUB07.50	0000010452	RUB	500,000,000.00	16,346,012.39	11-Nov-2010	22-Nov-2010	02-Mar-2017
BOND/SELL RUB/IBRD/GDIF/0913RUB04.875	0000010454	RUB	1,000,000,000.00	32,505,525.94	12-Nov-2010	24-Nov-2010	16-Sep-2013
BOND/SELL RUB/IBRD/GDIF/1114RUB05.25	0000010456	RUB	1,100,000,000.00	35,535,454.69	15-Nov-2010	24-Nov-2010	24-Nov-2014
BOND/SELL RUB/IBRD/GDIF/0317RUB07.50	0000010473	RUB	500,000,000.00	15,936,407.36	24-Nov-2010	06-Dec-2010	02-Mar-2017
BOND/SELL RUB/IBRD/GDIF/1213RUB06.25	0000010479	RUB	500,000,000.00	15,953,543.28	29-Nov-2010	13-Dec-2010	11-Dec-2013

Total By Currency				192,192,418.73

Swedish Krona
BOND/SELL SEK/IBRD/GDIF/1120SEK03.50	0000010415	SEK	100,000,000.00	15,001,387.63	22-Oct-2010	02-Nov-2010	02-Nov-2020
BOND/SELL SEK/IBRD/GDIF/1113SEK02.25	0000010421	SEK	1,000,000,000.00	148,364,650.64	27-Oct-2010	08-Nov-2010	08-Nov-2013

Total By Currency				163,366,038.27

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0413TRY09.00	0000010405	TRY	35,000,000.00	24,875,621.89	15-Oct-2010	22-Oct-2010	22-Apr-2013
BOND/SELL TRY/IBRD/GDIF/0812TRY10.25	0000010429	TRY	35,000,000.00	24,539,017.04	01-Nov-2010	08-Nov-2010	24-Aug-2012
BOND/SELL TRY/IBRD/GDIF/0413TRY09.00	0000010514	TRY	35,000,000.00	22,966,632.76	16-Dec-2010	22-Dec-2010	22-Apr-2013

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Medium Long Term

October 01, 2010 through December 31, 2010

Page 4 / 12

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Total By Currency				72,381,271.69

United States Dollar
BOND/SELL USD/IBRD/GDIF/1020USDSTR	0000010392	USD	30,000,000.00	30,000,000.00	06-Oct-2010	21-Oct-2010	21-Oct-2020
BOND/SELL USD/IBRD/GDIF/0115USDSTR02	0000010406	USD	175,000,000.00	175,000,000.00	18-Oct-2010	26-Oct-2010	13-Jan-2015
BOND/SELL USD/IBRD/GDIF/1111USD00.24	0000010442	USD	100,000,000.00	100,000,000.00	08-Nov-2010	18-Nov-2010	28-Nov-2011
BOND/SELL USD/IBRD/GDIF/1113USDSTR01	0000010445	USD	1,000,000,000.00	1,000,000,000.00	08-Nov-2010	29-Nov-2010	29-Nov-2013
BOND/SELL USD/IBRD/GDIF/1115USD01.50	0000010466	USD	10,000,000.00	10,000,000.00	22-Nov-2010	30-Nov-2010	30-Nov-2015
BOND/SELL USD/IBRD/GDIF/1213USDSTR02	0000010489	USD	106,500,000.00	106,500,000.00	07-Dec-2010	13-Dec-2010	19-Dec-2013
BOND/SELL USD/IBRD/GDIF/0814USD01.125	0000010492	USD	200,000,000.00	200,000,000.00	08-Dec-2010	15-Dec-2010	25-Aug-2014
BOND/SELL USD/IBRD/GDIF/1016USD02.00	0000010481	USD	10,000,000.00	10,000,000.00	01-Dec-2010	20-Dec-2010	20-Oct-2016
BOND/SELL USD/IBRD/GDIF/1215USD02.05	0000010509	USD	10,000,000.00	10,000,000.00	15-Dec-2010	21-Dec-2010	22-Dec-2015
BOND/SELL USD/IBRD/GDIF/0719USDSTR01	0000010513	USD	50,000,000.00	50,000,000.00	16-Dec-2010	22-Dec-2010	12-Jul-2019
BOND/SELL USD/IBRD/GDIF/1012USDFRN01	0000010498	USD	350,000,000.00	350,000,000.00	09-Dec-2010	23-Dec-2010	23-Oct-2012
BOND/SELL USD/IBRD/GDIF/1212USDFRN01	0000010499	USD	350,000,000.00	350,000,000.00	09-Dec-2010	23-Dec-2010	21-Dec-2012
BOND/SELL USD/IBRD/GDIF/1012USDFRN	0000010500	USD	300,000,000.00	300,000,000.00	09-Dec-2010	23-Dec-2010	23-Oct-2012
BOND/SELL USD/IBRD/GDIF/1212USDFRN	0000010501	USD	350,000,000.00	350,000,000.00	09-Dec-2010	23-Dec-2010	21-Dec-2012
BOND/SELL USD/IBRD/GDIF/0213USDFRN	0000010502	USD	350,000,000.00	350,000,000.00	09-Dec-2010	23-Dec-2010	22-Feb-2013
BOND/SELL USD/IBRD/GDIF/0213USDFRN01	0000010503	USD	300,000,000.00	300,000,000.00	09-Dec-2010	23-Dec-2010	22-Feb-2013
BOND/SELL USD/IBRD/GDIF/0114USDSTR03	0000010520	USD	170,000,000.00	170,000,000.00	21-Dec-2010	30-Dec-2010	06-Jan-2014

Total By Currency				3,861,500,000.00

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0317ZAR08.75	0000010475	ZAR	100,000,000.00	14,002,856.58	26-Nov-2010	06-Dec-2010	01-Mar-2017

Total By Currency				14,002,856.58

Zambian Kwacha
BOND/SELL ZMK/IBRD/GDIF/1213ZMK06.75	0000010491	ZMK	235,500,000,000.00	50,213,219.62	07-Dec-2010	21-Dec-2010	06-Dec-2013

Total By Currency				50,213,219.62

Total				6,267,872,523.70

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Medium Long Term

October 01, 2010 through December 31, 2010

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Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
MTBOZ
Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0922MXN00.00	0000010420	MXN	600,000,000.00	48,577,685.84	26-Oct-2010	01-Nov-2010	19-Sep-2022

Total By Currency				48,577,685.84

United States Dollar
BOND/SELL USD/IBRD/GDIF/1140USDSTR	0000010419	USD	118,993,079.78	118,993,079.78	25-Oct-2010	08-Nov-2010	08-Nov-2040
BOND/SELL USD/IBRD/GDIF/1140USDSTR01	0000010428	USD	122,450,266.36	122,450,266.36	29-Oct-2010	12-Nov-2010	12-Nov-2040
BOND/SELL USD/IBRD/GDIF/1140USDSTR02	0000010432	USD	285,500,000.00	285,500,000.00	04-Nov-2010	19-Nov-2010	19-Nov-2040
BOND/SELL USD/IBRD/GDIF/1140USDSTR03	0000010437	USD	81,633,510.90	81,633,510.90	05-Nov-2010	19-Nov-2010	19-Nov-2040
BOND/SELL USD/IBRD/GDIF/1140USDSTR04	0000010450	USD	85,701,004.39	85,701,004.39	10-Nov-2010	23-Nov-2010	23-Nov-2040
BOND/SELL USD/IBRD/GDIF/1140USDSTR05	0000010451	USD	86,438,847.50	86,438,847.50	10-Nov-2010	23-Nov-2010	23-Nov-2040
BOND/SELL USD/IBRD/GDIF/1140USDSTR06	0000010458	USD	222,357,347.75	222,357,347.75	16-Nov-2010	30-Nov-2010	30-Nov-2040
BOND/SELL USD/IBRD/GDIF/1215USDSTR01	0000010472	USD	30,000,000.00	30,000,000.00	24-Nov-2010	09-Dec-2010	09-Dec-2015
BOND/SELL USD/IBRD/GDIF/1240USDSTR	0000010482	USD	86,069,161.64	86,069,161.64	02-Dec-2010	16-Dec-2010	16-Dec-2040
BOND/SELL USD/IBRD/GDIF/1240USDSTR01	0000010484	USD	230,000,000.00	230,000,000.00	03-Dec-2010	20-Dec-2010	20-Dec-2040

Total By Currency				1,349,143,218.32

Grabd Total				7,617,015,742.02

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Medium Long Term

October 01, 2010 through December 31, 2010

Page 6 / 12

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Maturing Borrowings
GLDDP
Golda
BOND/SELL XAU/IBRD/CB/1010XAU0.33	0000009556	XAU	(32,150.00)	(43,750,523.75)	14-Apr-2009	16-Apr-2009	18-Oct-2010
BOND/SELL XAU/IBRD/GDIF/1010XAU0.30	0000009558	XAU	(82,947.00)	(111,273,400.50)	15-Apr-2009	29-Apr-2009	29-Oct-2010
BOND/SELL XAU/IBRD/CB/1110XAU0.19	0000009605	XAU	(64,300.00)	(87,489,473.50)	19-May-2009	28-May-2009	29-Nov-2010

Total By Currency				(242,513,397.75)

Total				(242,513,397.75)

MTBOC
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/1010AUD04.88	0000006592	AUD	(15,000,000.00)	(14,692,500.00)	29-Sep-2003	22-Oct-2003	22-Oct-2010
BOND/SELL AUD/IBRD/GDIF/1010AUD05.00	0000007253	AUD	(65,000,000.00)	(64,330,500.00)	20-Sep-2005	13-Oct-2005	13-Oct-2010
BOND/SELL AUD/IBRD/GDIF/1010AUD05.34	0000007605	AUD	(100,000,000.00)	(98,885,000.00)	29-Sep-2006	26-Oct-2006	26-Oct-2010
BOND/SELL AUD/IBRD/GDIF/1210AUD05.46	0000007667	AUD	(98,000,000.00)	(97,612,900.00)	29-Nov-2006	21-Dec-2006	21-Dec-2010
BOND/SELL AUD/IBRD/GDIF/1010AUD06.04	0000008247	AUD	(1,220,000.00)	(1,170,651.00)	10-Sep-2007	02-Oct-2007	05-Oct-2010
BOND/SELL AUD/IBRD/GDIF/1010AUD06.00	0000008314	AUD	(19,000,000.00)	(18,465,150.00)	05-Oct-2007	30-Oct-2007	27-Oct-2010
BOND/SELL AUD/IBRD/GDIF/1110AUD06.60	0000008412	AUD	(40,000,000.00)	(38,506,000.00)	14-Nov-2007	26-Nov-2007	26-Nov-2010
BOND/SELL AUD/IBRD/GDIF/1110AUD06.48	0000008391	AUD	(10,300,000.00)	(9,930,745.00)	05-Nov-2007	29-Nov-2007	29-Nov-2010
BOND/SELL AUD/IBRD/GDIF/1210AUD06.50	0000008457	AUD	(35,000,000.00)	(34,716,500.00)	30-Nov-2007	20-Dec-2007	20-Dec-2010
BOND/SELL AUD/IBRD/GDIF/1210AUD06.54	0000008467	AUD	(2,166,000.00)	(2,124,521.10)	03-Dec-2007	20-Dec-2007	08-Dec-2010
BOND/SELL AUD/IBRD/GDIF/1110AUD06.30	0000008823	AUD	(40,000,000.00)	(39,638,000.00)	19-Mar-2008	17-Apr-2008	22-Nov-2010
BOND/SELL AUD/IBRD/GDIF/1110AUD06.36	0000008913	AUD	(15,700,000.00)	(15,113,605.00)	07-May-2008	27-May-2008	26-Nov-2010
BOND/SELL AUD/IBRD/GDIF/1210AUD06.36	0000008907	AUD	(30,000,000.00)	(29,757,000.00)	02-May-2008	29-May-2008	20-Dec-2010
BOND/SELL AUD/IBRD/GDIF/1210AUD06.70	0000008969	AUD	(17,600,000.00)	(17,530,480.00)	02-Jun-2008	26-Jun-2008	21-Dec-2010
BOND/SELL AUD/IBRD/GDIF/1010AUD04.40	0000009291	AUD	(13,000,000.00)	(12,712,050.00)	07-Oct-2008	28-Oct-2008	28-Oct-2010
BOND/SELL AUD/IBRD/GDIF/1110AUD03.20	0000009332	AUD	(16,000,000.00)	(15,776,000.00)	06-Nov-2008	01-Dec-2008	15-Nov-2010

Total By Currency				(510,961,602.10)

Columbian Peso

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Medium Long Term

October 01, 2010 through December 31, 2010

Page 7 / 12

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL COP/IBRD/GDIF/1110COP08.50	0000008385	COP	(1,525,000,000.00)	(837,681.96)	01-Nov-2007	08-Nov-2007	08-Nov-2010
BOND/SELL COP/IBRD/GDIF/1110COP08.50	0000008842	COP	(20,000,000,000.00)	(10,985,992.86)	31-Mar-2008	07-Apr-2008	08-Nov-2010
BOND/SELL COP/IBRD/GDIF/1110COP08.50	0000009020	COP	(40,000,000,000.00)	(21,971,985.72)	19-Jun-2008	26-Jun-2008	08-Nov-2010
BOND/SELL COP/IBRD/GDIF/1110COP08.50	0000009048	COP	(40,000,000,000.00)	(21,971,985.72)	01-Jul-2008	14-Jul-2008	08-Nov-2010
BOND/SELL COP/IBRD/GDIF/1110COP08.50	0000009208	COP	(20,000,000,000.00)	(10,985,992.86)	03-Sep-2008	16-Sep-2008	08-Nov-2010
BOND/SELL COP/IBRD/GDIF/1110COP08.50	0000009245	COP	(20,000,000,000.00)	(10,985,992.86)	15-Sep-2008	19-Sep-2008	08-Nov-2010

Total By Currency				(77,739,631.97)

Euro Currency
BOND/SELL EUR/IBRD/GDIF/1210EUR03.04	0000007674	EUR	(6,600,000.00)	(8,884,590.00)	04-Dec-2006	14-Dec-2006	14-Dec-2010
BOND/SELL EUR/IBRD/GDIF/1010EUR03.56	0000008342	EUR	(2,000,000.00)	(2,807,600.00)	16-Oct-2007	25-Oct-2007	25-Oct-2010

Total By Currency				(11,692,190.00)

Hungarian Forint
BOND/SELL HUF/IBRD/GDIF/1210HUF05.50	0000007325	HUF	(4,000,000,000.00)	(19,046,712.06)	28-Nov-2005	21-Dec-2005	21-Dec-2010

Total By Currency				(19,046,712.06)

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/1010NZD07.08	0000008766	NZD	(30,000,000.00)	(22,473,000.00)	29-Feb-2008	27-Mar-2008	20-Oct-2010
BOND/SELL NZD/IBRD/GDIF/1010NZD06.96	0000008843	NZD	(3,000,000.00)	(2,273,700.00)	31-Mar-2008	17-Apr-2008	15-Oct-2010
BOND/SELL NZD/IBRD/GDIF/1010NZD07.18	0000008869	NZD	(95,500,000.00)	(71,252,550.00)	11-Apr-2008	23-Apr-2008	27-Oct-2010
BOND/SELL NZD/IBRD/GDIF/1110NZD05.04	0000009319	NZD	(73,760,000.00)	(56,986,976.00)	28-Oct-2008	20-Nov-2008	15-Nov-2010

Total By Currency				(152,986,226.00)

Romanian Lei
BOND/SELL RON/IBRD/GDIF/1010RON09.25	0000009285	RON	(150,000,000.00)	(48,802,706.92)	03-Oct-2008	10-Oct-2008	08-Oct-2010
BOND/SELL RON/IBRD/GDIF/1010RON09.25	0000009572	RON	(50,000,000.00)	(16,267,568.97)	07-May-2009	15-May-2009	08-Oct-2010

Total By Currency				(65,070,275.90)

United States Dollar
BOND/SELL USD/IBRD/GDIF/1110USD04.00	0000004812	USD	(10,000,000.00)	(10,000,000.00)	15-Nov-2000	28-Nov-2000	24-Nov-2010
BOND/SELL USD/IBRD/GDIF/1210USD04.00	0000007675	USD	(73,000,000.00)	(73,000,000.00)	04-Dec-2006	14-Dec-2006	14-Dec-2010
BOND/SELL USD/IBRD/GDIF/1010USD03.93	0000008341	USD	(8,000,000.00)	(8,000,000.00)	16-Oct-2007	25-Oct-2007	25-Oct-2010

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Medium Long Term

October 01, 2010 through December 31, 2010

Page 8 / 12

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL USD/IBRD/GDIF/1210USD03.36	0000008371	USD	(8,000,000.00)	(8,000,000.00)	26-Oct-2007	26-Nov-2007	20-Dec-2010
BOND/SELL USD/IBRD/GDIF/1110USD03.46	0000008411	USD	(15,000,000.00)	(15,000,000.00)	14-Nov-2007	26-Nov-2007	26-Nov-2010
BOND/SELL USD/IBRD/GDIF/1210USD03.375	0000008452	USD	(500,000,000.00)	(500,000,000.00)	29-Nov-2007	10-Dec-2007	10-Dec-2010
BOND/SELL USD/IBRD/GDIF/1010USDFRN	0000009299	USD	(200,000,000.00)	(200,000,000.00)	14-Oct-2008	21-Oct-2008	21-Oct-2010
BOND/SELL USD/IBRD/GDIF/1210USDFRN01	0000009381	USD	(1,000,000,000.00)	(1,000,000,000.00)	17-Dec-2008	23-Dec-2008	23-Dec-2010

Total By Currency				(1,814,000,000.00)

South African Rand
BOND/SELL ZAR/IBRD/GDIF/1010ZAR12.62	0000004772	ZAR	(120,000,000.00)	(17,244,352.47)	06-Sep-2000	02-Oct-2000	04-Oct-2010
BOND/SELL ZAR/IBRD/GDIF/1110ZAR12.25	0000004789	ZAR	(110,000,000.00)	(15,795,519.82)	03-Oct-2000	30-Oct-2000	01-Nov-2010
BOND/SELL ZAR/IBRD/GDIF/1210ZAR07.53	0000006893	ZAR	(150,000,000.00)	(21,808,665.31)	17-Nov-2004	15-Dec-2004	10-Dec-2010
BOND/SELL ZAR/IBRD/GDIF/1210ZAR07.20	0000006919	ZAR	(60,000,000.00)	(8,723,466.12)	16-Dec-2004	19-Jan-2005	10-Dec-2010
BOND/SELL ZAR/IBRD/GDIF/1210ZAR07.02	0000007292	ZAR	(60,000,000.00)	(8,723,466.12)	25-Oct-2005	21-Nov-2005	10-Dec-2010
BOND/SELL ZAR/IBRD/GDIF/1210ZAR06.66	0000007323	ZAR	(60,000,000.00)	(8,723,466.12)	24-Nov-2005	21-Dec-2005	10-Dec-2010
BOND/SELL ZAR/IBRD/GDIF/1110ZAR07.80	0000007634	ZAR	(50,000,000.00)	(7,270,612.19)	01-Nov-2006	29-Nov-2006	10-Nov-2010
BOND/SELL ZAR/IBRD/GDIF/1210ZAR07.62	0000007664	ZAR	(50,000,000.00)	(7,269,555.10)	22-Nov-2006	21-Dec-2006	10-Dec-2010
BOND/SELL ZAR/IBRD/GDIF/1110ZAR07.80A	0000007873	ZAR	(66,000,000.00)	(9,597,208.08)	17-Apr-2007	14-May-2007	10-Nov-2010
BOND/SELL ZAR/IBRD/GDIF/1110ZAR07.80B	0000007911	ZAR	(66,000,000.00)	(9,597,208.08)	08-May-2007	29-May-2007	10-Nov-2010
BOND/SELL ZAR/IBRD/GDIF/1110ZAR09.00	0000008271	ZAR	(120,000,000.00)	(17,449,469.25)	18-Sep-2007	16-Oct-2007	10-Nov-2010
BOND/SELL ZAR/IBRD/GDIF/1210ZAR09.36	0000008439	ZAR	(60,000,000.00)	(8,723,466.12)	26-Nov-2007	20-Dec-2007	10-Dec-2010
BOND/SELL ZAR/IBRD/GDIF/1210ZAR09.36A	0000008599	ZAR	(90,000,000.00)	(13,085,199.19)	14-Dec-2007	10-Jan-2008	10-Dec-2010
BOND/SELL ZAR/IBRD/GDIF/1210ZAR09.36B	0000008617	ZAR	(50,000,000.00)	(7,269,555.10)	07-Jan-2008	30-Jan-2008	10-Dec-2010
BOND/SELL ZAR/IBRD/GDIF/1110ZAR10.02	0000008888	ZAR	(170,000,000.00)	(24,720,081.43)	17-Apr-2008	22-May-2008	10-Nov-2010
BOND/SELL ZAR/IBRD/GDIF/1210ZAR10.50	0000008928	ZAR	(100,000,000.00)	(14,539,110.21)	12-May-2008	10-Jun-2008	10-Dec-2010
BOND/SELL ZAR/IBRD/GDIF/1010ZAR11.26	0000009003	ZAR	(25,000,000.00)	(3,660,482.89)	13-Jun-2008	01-Jul-2008	15-Oct-2010
BOND/SELL ZAR/IBRD/GDIF/1010ZAR09.60	0000009236	ZAR	(14,639,000.00)	(2,099,082.31)	09-Sep-2008	30-Sep-2008	01-Oct-2010
BOND/SELL ZAR/IBRD/GDIF/1010ZAR09.00	0000009275	ZAR	(110,000,000.00)	(16,106,124.72)	25-Sep-2008	15-Oct-2008	15-Oct-2010
BOND/SELL ZAR/IBRD/GDIF/1010ZAR08.90	0000009279	ZAR	(25,000,000.00)	(3,557,199.77)	01-Oct-2008	27-Oct-2008	28-Oct-2010

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Medium Long Term

October 01, 2010 through December 31, 2010

Page 9 / 12

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL ZAR/IBRD/GDIF/1010ZAR09.00A	0000009280	ZAR	(104,100,000.00)	(15,097,897.03)	01-Oct-2008	29-Oct-2008	26-Oct-2010
BOND/SELL ZAR/IBRD/GDIF/1110ZAR08.28	0000009281	ZAR	(22,000,000.00)	(3,222,026.95)	01-Oct-2008	04-Nov-2008	04-Nov-2010
BOND/SELL ZAR/IBRD/GDIF/1110ZAR08.40	0000009329	ZAR	(505,000,000.00)	(72,126,371.12)	05-Nov-2008	12-Nov-2008	15-Nov-2010
BOND/SELL ZAR/IBRD/GDIF/1110ZAR09.00A	0000009318	ZAR	(31,330,000.00)	(4,474,691.50)	27-Oct-2008	14-Nov-2008	15-Nov-2010
BOND/SELL ZAR/IBRD/GDIF/1210ZAR08.70	0000009311	ZAR	(30,000,000.00)	(4,379,306.32)	21-Oct-2008	20-Nov-2008	20-Dec-2010
BOND/SELL ZAR/IBRD/GDIF/1110ZAR08.61	0000009327	ZAR	(125,500,000.00)	(17,924,474.41)	04-Nov-2008	01-Dec-2008	15-Nov-2010
BOND/SELL ZAR/IBRD/GDIF/1210ZAR07.10	0000009352	ZAR	(40,000,000.00)	(5,843,681.52)	26-Nov-2008	17-Dec-2008	17-Dec-2010
BOND/SELL ZAR/IBRD/GDIF/1210ZAR06.85	0000009349	ZAR	(189,500,000.00)	(27,684,441.20)	25-Nov-2008	18-Dec-2008	17-Dec-2010
BOND/SELL ZAR/IBRD/GDIF/1210ZAR07.02A	0000009362	ZAR	(157,640,000.00)	(23,389,591.60)	04-Dec-2008	24-Dec-2008	24-Dec-2010

Total By Currency				(400,105,772.05)
Total				(3,051,602,410.08)

Grand Total				(3,294,115,807.83)

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Medium Long Term

October 01, 2010 through December 31, 2010

Page 10 / 12

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Early Retirement
MTBOC
Brazilian Real
BOND/BUY BRL/IBRD/GDIF/0813BRL08.15	0000010510	BRL	(30,000,000.00)	(17,698,592.96)	15-Dec-2010	22-Dec-2010	28-Aug-2013

Total By Currency				(17,698,592.96)

Bostwana Pula
BOND/BUY BWP/IBRD/GDIF/1111BWP06.50A	0000010511	BWP	(200,000,000.00)	(30,510,000.00)	16-Dec-2010	23-Dec-2010	28-Nov-2011
BOND/BUY BWP/IBRD/GDIF/1111BWP06.50A	0000010512	BWP	(66,000,000.00)	(10,068,300.00)	16-Dec-2010	23-Dec-2010	28-Nov-2011

Total By Currency				(40,578,300.00)

Euro Currency
BOND/BUY EUR/IBRD/GDIF/1113EURSTR	0000010435	EUR	(44,500,000.00)	(60,520,000.00)	05-Nov-2010	16-Nov-2010	08-Nov-2013
BOND/BUY EUR/IBRD/GDIF/0219EURSTR02	0000010438	EUR	(3,644,000.00)	(4,973,695.60)	08-Nov-2010	18-Nov-2010	18-Feb-2019
BOND/BUY EUR/IBRD/GDIF/0219EURSTR02	0000010465	EUR	(8,718,000.00)	(11,554,837.20)	22-Nov-2010	03-Dec-2010	18-Feb-2019

Total By Currency				(77,048,532.80)

Pound Sterling
BOND/BUY GBP/IBRD/GDIF/0621GBP05.40	0000010399	GBP	(6,205,000.00)	(9,750,847.25)	08-Oct-2010	20-Oct-2010	07-Jun-2021
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000010408	GBP	(20,440,000.00)	(32,455,654.00)	20-Oct-2010	28-Oct-2010	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000010516	GBP	(10,292,000.00)	(15,908,859.00)	16-Dec-2010	22-Dec-2010	07-Jun-2032

Total By Currency				(58,115,360.25)

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0427JPYSTR06	0000010397	JPY	(140,000,000.00)	(1,722,652.89)	08-Oct-2010	20-Oct-2010	20-Apr-2027
BOND/BUY JPY/IBRD/GDIF/1035JPYSTR06	0000010384	JPY	(600,000,000.00)	(7,440,014.88)	27-Sep-2010	25-Oct-2010	25-Oct-2035
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR46	0000010440	JPY	(400,000,000.00)	(4,803,939.23)	08-Nov-2010	16-Nov-2010	25-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0627JPYSTR05	0000010443	JPY	(638,000,000.00)	(7,662,283.07)	08-Nov-2010	16-Nov-2010	22-Jun-2027
BOND/BUY JPY/IBRD/GDIF/0527JPYSTR	0000010444	JPY	(831,000,000.00)	(9,980,183.75)	08-Nov-2010	16-Nov-2010	24-May-2027
BOND/BUY JPY/IBRD/GDIF/0827JPYSTR05	0000010446	JPY	(435,000,000.00)	(5,224,283.91)	08-Nov-2010	16-Nov-2010	10-Aug-2027
BOND/BUY JPY/IBRD/GDIF/0427JPYSTR06	0000010447	JPY	(410,000,000.00)	(4,924,037.71)	08-Nov-2010	16-Nov-2010	20-Apr-2027
BOND/BUY JPY/IBRD/GDIF/1116JPYSTR	0000010411	JPY	(5,000,000,000.00)	(59,873,069.09)	22-Oct-2010	22-Nov-2010	21-Nov-2016

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Medium Long Term

October 01, 2010 through December 31, 2010

Page 11 / 12

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Total By Currency				(101,630,464.54)

Mexican Peso
BOND/BUY MXN/IBRD/GDIF/0211MXN05.50	0000010483	MXN	(310,000,000.00)	(24,865,645.30)	02-Dec-2010	10-Dec-2010	21-Feb-2011
BOND/BUY MXN/IBRD/GDIF/0611MXN08.25	0000010493	MXN	(500,000,000.00)	(40,257,486.89)	08-Dec-2010	17-Dec-2010	24-Jun-2011
BOND/BUY MXN/IBRD/GDIF/0611MXN08.25	0000010494	MXN	(100,000,000.00)	(8,051,497.38)	08-Dec-2010	17-Dec-2010	24-Jun-2011
BOND/BUY MXN/IBRD/GDIF/0611MXN08.25	0000010495	MXN	(100,000,000.00)	(8,051,497.38)	08-Dec-2010	17-Dec-2010	24-Jun-2011
BOND/BUY MXN/IBRD/GDIF/0611MXN08.25	0000010496	MXN	(150,000,000.00)	(12,077,246.07)	08-Dec-2010	17-Dec-2010	24-Jun-2011
BOND/BUY MXN/IBRD/GDIF/0611MXN08.25	0000010497	MXN	(300,000,000.00)	(24,154,492.13)	08-Dec-2010	17-Dec-2010	24-Jun-2011

Total By Currency				(117,457,865.14)

United States Dollar
BOND/BUY USD/IBRD/GDIF/1039USDSTR	0000010374	USD	(12,500,000.00)	(12,500,000.00)	16-Sep-2010	07-Oct-2010	07-Oct-2039
BOND/BUY USD/IBRD/GDIF/1039USDSTR01	0000010375	USD	(12,500,000.00)	(12,500,000.00)	16-Sep-2010	07-Oct-2010	07-Oct-2039
BOND/BUY USD/IBRD/GDIF/0429USDSTR01	0000010398	USD	(10,000,000.00)	(10,000,000.00)	08-Oct-2010	01-Nov-2010	30-Apr-2029
BOND/BUY USD/IBRD/1112USDSTR	0000010422	USD	(500,000,000.00)	(500,000,000.00)	28-Oct-2010	19-Nov-2010	19-Nov-2012
BOND/BUY USD/IBRD/GDIF/1119USDSTR	0000010430	USD	(15,000,000.00)	(15,000,000.00)	02-Nov-2010	26-Nov-2010	25-Nov-2019
BOND/BUY USD/IBRD/GDIF/0519USDSTR02	0000010433	USD	(20,000,000.00)	(20,000,000.00)	05-Nov-2010	29-Nov-2010	28-May-2019
BOND/BUY USD/IBRD/GDIF/0519USDSTR01	0000010434	USD	(30,000,000.00)	(30,000,000.00)	05-Nov-2010	29-Nov-2010	28-May-2019
BOND/BUY USD/IBRD/GDIF/0629USDSTR	0000010459	USD	(30,000,000.00)	(30,000,000.00)	16-Nov-2010	15-Dec-2010	15-Jun-2029

Total By Currency				(630,000,000.00)

Total				(1,042,529,115.69)

MTBOZ
Euro Currency
BOND/BUY EUR/IBRD/MLT/0318ITL00.00E	0000010394	EUR	(47,144,768.03)	(65,571,300.61)	06-Oct-2010	18-Oct-2010	26-Mar-2018

Total By Currency				(65,571,300.61)

United States Dollar
BOND/BUY USD/IBRD/GDIF/1039USDSTR02	0000010365	USD	(70,784,610.13)	(70,784,610.13)	09-Sep-2010	07-Oct-2010	07-Oct-2039
BOND/BUY USD/IBRD/GDIF/1039USDSTR03	0000010366	USD	(70,784,610.13)	(70,784,610.13)	09-Sep-2010	07-Oct-2010	07-Oct-2039

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Medium Long Term

October 01, 2010 through December 31, 2010

Page 12 / 12

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY USD/IBRD/GDIF/1039USDSTR04	0000010393	USD	(158,709,688.60)	(158,709,688.60)	06-Oct-2010	22-Oct-2010	22-Oct-2039
BOND/BUY USD/IBRD/GDIF/1039USDSTR05	0000010395	USD	(174,266,065.72)	(174,266,065.72)	07-Oct-2010	29-Oct-2010	29-Oct-2039
BOND/BUY USD/IBRD/GDIF/1039USDSTR06	0000010396	USD	(174,759,760.27)	(174,759,760.27)	07-Oct-2010	29-Oct-2010	29-Oct-2039
BOND/BUY USD/IBRD/GDIF/1139USDSTR01	0000010402	USD	(173,282,718.01)	(173,282,718.01)	12-Oct-2010	02-Nov-2010	02-Nov-2039
BOND/BUY USD/IBRD/GDIF/1139USDSTR02	0000010414	USD	(276,794,462.03)	(276,794,462.03)	22-Oct-2010	04-Nov-2010	04-Nov-2039
BOND/BUY USD/IBRD/GDIF/1139USDSTR03	0000010412	USD	(120,527,047.06)	(120,527,047.06)	22-Oct-2010	10-Nov-2010	10-Nov-2039
BOND/BUY USD/IBRD/GDIF/1139USDSTR04	0000010416	USD	(57,760,906.00)	(57,760,906.00)	22-Oct-2010	16-Nov-2010	16-Nov-2039
BOND/BUY USD/IBRD/GDIF/1239USDSTR	0000010478	USD	(54,425,375.19)	(54,425,375.19)	29-Nov-2010	29-Dec-2010	29-Dec-2039

Total By Currency				(1,332,095,243.14)

Total				(1,397,666,543.75)

Grand Total				(2,440,195,659.44)

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Short Term

October 01, 2010 through December 31, 2010

Page 1 / 10

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
DIN
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS024JAN11	0010143145	USD	50,000,000.00	50,000,000.00	01-Oct-2010	01-Oct-2010	24-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS003NOV10	0010143195	USD	24,500,000.00	24,500,000.00	04-Oct-2010	04-Oct-2010	03-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS003JAN11	0010143200	USD	100,000,000.00	100,000,000.00	04-Oct-2010	05-Oct-2010	03-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS024JAN11	0010143264	USD	25,000,000.00	25,000,000.00	05-Oct-2010	05-Oct-2010	24-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS024JAN11	0010143260	USD	10,000,000.00	10,000,000.00	05-Oct-2010	06-Oct-2010	24-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS031JAN11	0010143374	USD	50,000,000.00	50,000,000.00	06-Oct-2010	06-Oct-2010	31-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS010JAN11	0010143443	USD	5,000,000.00	5,000,000.00	07-Oct-2010	07-Oct-2010	10-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS010JAN11	0010143261	USD	300,000,000.00	300,000,000.00	05-Oct-2010	08-Oct-2010	10-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS031JAN11	0010143318	USD	100,000,000.00	100,000,000.00	06-Oct-2010	08-Oct-2010	31-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS018APR11	0010143571	USD	155,000,000.00	155,000,000.00	08-Oct-2010	12-Oct-2010	18-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS018APR11	0010143572	USD	250,000,000.00	250,000,000.00	08-Oct-2010	12-Oct-2010	18-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS015APR11	0010144732	USD	200,000,000.00	200,000,000.00	13-Oct-2010	13-Oct-2010	15-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS007FEB11	0010145824	USD	50,000,000.00	50,000,000.00	15-Oct-2010	15-Oct-2010	07-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS025APR11	0010146668	USD	100,000,000.00	100,000,000.00	20-Oct-2010	20-Oct-2010	25-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS025APR11	0010146670	USD	10,000,000.00	10,000,000.00	20-Oct-2010	20-Oct-2010	25-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS025APR11	0010146596	USD	100,000,000.00	100,000,000.00	19-Oct-2010	21-Oct-2010	25-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS007FEB11	0010146671	USD	10,000,000.00	10,000,000.00	20-Oct-2010	21-Oct-2010	07-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS001APR11	0010146674	USD	20,000,000.00	20,000,000.00	20-Oct-2010	21-Oct-2010	01-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS001APR11	0010146675	USD	500,000,000.00	500,000,000.00	20-Oct-2010	21-Oct-2010	01-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS025APR11	0010146717	USD	150,000,000.00	150,000,000.00	21-Oct-2010	21-Oct-2010	25-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS015FEB11	0010146718	USD	105,000,000.00	105,000,000.00	21-Oct-2010	21-Oct-2010	15-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS022MAR11	0010146669	USD	100,000,000.00	100,000,000.00	20-Oct-2010	22-Oct-2010	22-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS025APR11	0010146755	USD	100,000,000.00	100,000,000.00	21-Oct-2010	22-Oct-2010	25-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS025APR11	0010146829	USD	150,000,000.00	150,000,000.00	22-Oct-2010	25-Oct-2010	25-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS007FEB11	0010146945	USD	100,000,000.00	100,000,000.00	25-Oct-2010	25-Oct-2010	07-Feb-2011

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Short Term

October 01, 2010 through December 31, 2010

Page 2 / 10

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS014FEB11	0010146966	USD	95,000,000.00	95,000,000.00	25-Oct-2010	25-Oct-2010	14-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS016FEB11	0010146954	USD	100,000,000.00	100,000,000.00	25-Oct-2010	27-Oct-2010	16-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS025APR11	0010147089	USD	100,000,000.00	100,000,000.00	27-Oct-2010	27-Oct-2010	25-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS023FEB11	0010147090	USD	81,000,000.00	81,000,000.00	27-Oct-2010	27-Oct-2010	23-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS023FEB11	0010147094	USD	100,000,000.00	100,000,000.00	27-Oct-2010	27-Oct-2010	23-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS024FEB11	0010147092	USD	14,000,000.00	14,000,000.00	27-Oct-2010	28-Oct-2010	24-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS024FEB11	0010147191	USD	200,000,000.00	200,000,000.00	28-Oct-2010	28-Oct-2010	24-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS024FEB11	0010147093	USD	73,000,000.00	73,000,000.00	27-Oct-2010	29-Oct-2010	24-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS023FEB11	0010147173	USD	40,000,000.00	40,000,000.00	28-Oct-2010	29-Oct-2010	23-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS015APR11	0010147415	USD	45,000,000.00	45,000,000.00	29-Oct-2010	29-Oct-2010	15-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS024MAR11	0010147416	USD	45,000,000.00	45,000,000.00	29-Oct-2010	29-Oct-2010	24-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS002MAY11	0010147174	USD	50,000,000.00	50,000,000.00	28-Oct-2010	01-Nov-2010	02-May-2011
DIN/SELL USD/IBRD/DIN IBRDUS028FEB11	0010147616	USD	110,000,000.00	110,000,000.00	01-Nov-2010	01-Nov-2010	28-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS028FEB11	0010147624	USD	50,000,000.00	50,000,000.00	01-Nov-2010	01-Nov-2010	28-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS014MAR11	0010147756	USD	50,000,000.00	50,000,000.00	03-Nov-2010	03-Nov-2010	14-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS014MAR11	0010147810	USD	5,000,000.00	5,000,000.00	04-Nov-2010	04-Nov-2010	14-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS014MAR11	0010147813	USD	200,000,000.00	200,000,000.00	04-Nov-2010	04-Nov-2010	14-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS017MAR11	0010147815	USD	28,300,000.00	28,300,000.00	04-Nov-2010	05-Nov-2010	17-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS002FEB11	0010147837	USD	250,000,000.00	250,000,000.00	04-Nov-2010	05-Nov-2010	02-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS001FEB11	0010147921	USD	107,000,000.00	107,000,000.00	05-Nov-2010	05-Nov-2010	01-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS017MAR11	0010147814	USD	51,000,000.00	51,000,000.00	04-Nov-2010	08-Nov-2010	17-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS007FEB11	0010147836	USD	250,000,000.00	250,000,000.00	04-Nov-2010	08-Nov-2010	07-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS017FEB11	0010147885	USD	245,860,000.00	245,860,000.00	05-Nov-2010	08-Nov-2010	17-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS006MAY11	0010147995	USD	30,000,000.00	30,000,000.00	05-Nov-2010	08-Nov-2010	06-May-2011
DIN/SELL USD/IBRD/DIN IBRDUS008MAR11	0010148052	USD	75,000,000.00	75,000,000.00	08-Nov-2010	08-Nov-2010	08-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS009DEC10	0010148580	USD	24,700,000.00	24,700,000.00	09-Nov-2010	09-Nov-2010	09-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS001MAR11	0010148592	USD	350,000,000.00	350,000,000.00	09-Nov-2010	09-Nov-2010	01-Mar-2011

International Bank for Reconstruction and Development Treasury Asset Liablity Risk System (TALRS)

SEC Report - Changes in Borrowings

Short Term

October 01, 2010 through December 31, 2010

Page 3 / 10

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS001MAR11	0010148593	USD	50,000,000.00	50,000,000.00	09-Nov-2010	09-Nov-2010	01-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS007APR11	0010148708	USD	10,000,000.00	10,000,000.00	09-Nov-2010	09-Nov-2010	07-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS001FEB11	0010149572	USD	130,000,000.00	130,000,000.00	10-Nov-2010	10-Nov-2010	01-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS012MAY11	0010149631	USD	100,000,000.00	100,000,000.00	10-Nov-2010	10-Nov-2010	12-May-2011
DIN/SELL USD/IBRD/DIN IBRDUS014MAR11	0010149910	USD	85,000,000.00	85,000,000.00	12-Nov-2010	12-Nov-2010	14-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS014MAR11	0010149915	USD	128,000,000.00	128,000,000.00	12-Nov-2010	12-Nov-2010	14-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS003MAR11	0010149916	USD	100,000,000.00	100,000,000.00	12-Nov-2010	12-Nov-2010	03-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS014MAR11	0010149917	USD	68,300,000.00	68,300,000.00	12-Nov-2010	12-Nov-2010	14-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS014MAR11	0010150443	USD	100,000,000.00	100,000,000.00	15-Nov-2010	15-Nov-2010	14-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS014MAR11	0010150613	USD	170,000,000.00	170,000,000.00	16-Nov-2010	16-Nov-2010	14-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS016DEC10	0010150647	USD	1,500,000.00	1,500,000.00	16-Nov-2010	16-Nov-2010	16-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS017MAY11	0010150424	USD	100,000,000.00	100,000,000.00	15-Nov-2010	17-Nov-2010	17-May-2011
DIN/SELL USD/IBRD/DIN IBRDUS020MAY11	0010150648	USD	15,000,000.00	15,000,000.00	16-Nov-2010	17-Nov-2010	20-May-2011
DIN/SELL USD/IBRD/DIN IBRDUS014MAR11	0010151609	USD	330,000,000.00	330,000,000.00	18-Nov-2010	18-Nov-2010	14-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS014MAR11	0010151630	USD	10,000,000.00	10,000,000.00	18-Nov-2010	19-Nov-2010	14-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS028FEB11	0010151707	USD	100,000,000.00	100,000,000.00	19-Nov-2010	19-Nov-2010	28-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS014MAR11	0010151708	USD	100,000,000.00	100,000,000.00	19-Nov-2010	19-Nov-2010	14-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS001AUG11	0010151693	USD	50,000,000.00	50,000,000.00	18-Nov-2010	22-Nov-2010	01-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS001AUG11	0010151694	USD	200,000,000.00	200,000,000.00	18-Nov-2010	22-Nov-2010	01-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS001FEB11	0010151724	USD	150,000,000.00	150,000,000.00	19-Nov-2010	22-Nov-2010	01-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS001MAR11	0010151731	USD	100,000,000.00	100,000,000.00	19-Nov-2010	22-Nov-2010	01-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS001MAR11	0010151950	USD	125,000,000.00	125,000,000.00	23-Nov-2010	23-Nov-2010	01-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS023DEC10	0010152039	USD	5,000,000.00	5,000,000.00	23-Nov-2010	24-Nov-2010	23-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS027MAY11	0010152254	USD	100,000,000.00	100,000,000.00	24-Nov-2010	24-Nov-2010	27-May-2011
DIN/SELL USD/IBRD/DIN IBRDUS026APR11	0010152255	USD	130,000,000.00	130,000,000.00	24-Nov-2010	24-Nov-2010	26-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS002MAR11	0010152256	USD	90,000,000.00	90,000,000.00	24-Nov-2010	24-Nov-2010	02-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS001MAR11	0010152268	USD	25,000,000.00	25,000,000.00	24-Nov-2010	24-Nov-2010	01-Mar-2011

International Bank for Reconstruction and Development Treasury Asset Liablity Risk System (TALRS)	TREREP_ACC_008

SEC Report - Changes in Borrowings

Short Term

October 01, 2010 through December 31, 2010

Page 4 / 10

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS006APR11	0010153065	USD	97,300,000.00	97,300,000.00	02-Dec-2010	02-Dec-2010	06-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS018APR11	0010153061	USD	15,000,000.00	15,000,000.00	02-Dec-2010	03-Dec-2010	18-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS018APR11	0010153197	USD	175,000,000.00	175,000,000.00	03-Dec-2010	03-Dec-2010	18-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS018APR11	0010153062	USD	50,000,000.00	50,000,000.00	02-Dec-2010	06-Dec-2010	18-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS019APR11	0010153300	USD	300,000,000.00	300,000,000.00	06-Dec-2010	06-Dec-2010	19-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS021APR11	0010153305	USD	45,400,000.00	45,400,000.00	06-Dec-2010	06-Dec-2010	21-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS001MAR11	0010153385	USD	20,000,000.00	20,000,000.00	07-Dec-2010	07-Dec-2010	01-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS029JUN11	0010153386	USD	500,000.00	500,000.00	07-Dec-2010	07-Dec-2010	29-Jun-2011
DIN/SELL USD/IBRD/DIN IBRDUS001MAR11	0010153388	USD	25,000,000.00	25,000,000.00	07-Dec-2010	07-Dec-2010	01-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS025APR11	0010153398	USD	2,000,000.00	2,000,000.00	07-Dec-2010	07-Dec-2010	25-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS007JAN11	0010153457	USD	26,000,000.00	26,000,000.00	08-Dec-2010	08-Dec-2010	07-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS018APR11	0010153458	USD	75,000,000.00	75,000,000.00	08-Dec-2010	08-Dec-2010	18-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS007JAN11	0010153383	USD	500,000,000.00	500,000,000.00	07-Dec-2010	09-Dec-2010	07-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS001FEB11	0010153384	USD	250,000,000.00	250,000,000.00	07-Dec-2010	09-Dec-2010	01-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS007APR11	0010153677	USD	14,360,000.00	14,360,000.00	09-Dec-2010	09-Dec-2010	07-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS019APR11	0010153693	USD	208,560,000.00	208,560,000.00	09-Dec-2010	09-Dec-2010	19-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS001MAR11	0010153696	USD	150,000,000.00	150,000,000.00	09-Dec-2010	09-Dec-2010	01-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS019APR11	0010154615	USD	6,000,000.00	6,000,000.00	10-Dec-2010	10-Dec-2010	19-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS028JAN11	0010154620	USD	250,000,000.00	250,000,000.00	10-Dec-2010	10-Dec-2010	28-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS018APR11	0010155261	USD	155,000,000.00	155,000,000.00	13-Dec-2010	14-Dec-2010	18-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS022MAR11	0010155384	USD	1,700,000.00	1,700,000.00	14-Dec-2010	14-Dec-2010	22-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS001MAR11	0010155382	USD	5,343,000.00	5,343,000.00	14-Dec-2010	15-Dec-2010	01-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS022FEB11	0010155702	USD	8,300,000.00	8,300,000.00	15-Dec-2010	15-Dec-2010	22-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS028JUN11	0010155936	USD	200,000,000.00	200,000,000.00	15-Dec-2010	16-Dec-2010	28-Jun-2011
DIN/SELL USD/IBRD/DIN IBRDUS022FEB11	0010155990	USD	25,000,000.00	25,000,000.00	16-Dec-2010	16-Dec-2010	22-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS024FEB11	0010156416	USD	44,000,000.00	44,000,000.00	17-Dec-2010	20-Dec-2010	24-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS001JUN11	0010156561	USD	1,300,000.00	1,300,000.00	17-Dec-2010	20-Dec-2010	01-Jun-2011

International Bank for Reconstruction and Development Treasury Asset Liablity Risk System (TALRS)

SEC Report - Changes in Borrowings

Short Term

October 01, 2010 through December 31, 2010

Page 5 / 10

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS022FEB11	0010156632	USD	50,000,000.00	50,000,000.00	20-Dec-2010	20-Dec-2010	22-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS003MAY11	0010156635	USD	9,000,000.00	9,000,000.00	20-Dec-2010	20-Dec-2010	03-May-2011
DIN/SELL USD/IBRD/DIN IBRDUS021JUN11	0010156633	USD	25,000,000.00	25,000,000.00	20-Dec-2010	21-Dec-2010	21-Jun-2011
DIN/SELL USD/IBRD/DIN IBRDUS020JAN11	0010156744	USD	70,500,000.00	70,500,000.00	20-Dec-2010	21-Dec-2010	20-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS015APR11	0010156774	USD	50,000,000.00	50,000,000.00	21-Dec-2010	21-Dec-2010	15-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS015MAR11	0010156775	USD	50,000,000.00	50,000,000.00	21-Dec-2010	21-Dec-2010	15-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS020MAY11	0010156595	USD	100,000,000.00	100,000,000.00	20-Dec-2010	22-Dec-2010	20-May-2011
DIN/SELL USD/IBRD/DIN IBRDUS024JUN11	0010156600	USD	100,000,000.00	100,000,000.00	20-Dec-2010	22-Dec-2010	24-Jun-2011
DIN/SELL USD/IBRD/DIN IBRDUS025APR11	0010156821	USD	10,000,000.00	10,000,000.00	22-Dec-2010	23-Dec-2010	25-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS001APR11	0010156903	USD	200,000,000.00	200,000,000.00	23-Dec-2010	23-Dec-2010	01-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS015MAR11	0010156904	USD	80,000,000.00	80,000,000.00	23-Dec-2010	23-Dec-2010	15-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS023MAR11	0010156898	USD	250,000,000.00	250,000,000.00	23-Dec-2010	27-Dec-2010	23-Mar-2011
DIN/SELL USD/IBRD/DIN IBRDUS001JUN11	0010156925	USD	300,000,000.00	300,000,000.00	27-Dec-2010	27-Dec-2010	01-Jun-2011
DIN/SELL USD/IBRD/DIN IBRDUS028APR11	0010156928	USD	250,000,000.00	250,000,000.00	27-Dec-2010	27-Dec-2010	28-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS028APR11	0010156940	USD	200,000,000.00	200,000,000.00	28-Dec-2010	29-Dec-2010	28-Apr-2011
DIN/SELL USD/IBRD/DIN IBRDUS030DEC10	0010157022	USD	178,000,000.00	178,000,000.00	29-Dec-2010	29-Dec-2010	30-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS009FEB11	0010157026	USD	25,000,000.00	25,000,000.00	29-Dec-2010	29-Dec-2010	09-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS007FEB11	0010157028	USD	150,000,000.00	150,000,000.00	29-Dec-2010	29-Dec-2010	07-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS015JUN11	0010157044	USD	300,000,000.00	300,000,000.00	29-Dec-2010	29-Dec-2010	15-Jun-2011
DIN/SELL USD/IBRD/DIN IBRDUS007FEB11	0010157086	USD	5,000,000.00	5,000,000.00	29-Dec-2010	29-Dec-2010	07-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS030DEC10	0010157102	USD	100,000,000.00	100,000,000.00	29-Dec-2010	29-Dec-2010	30-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS011FEB11	0010157103	USD	25,000,000.00	25,000,000.00	29-Dec-2010	29-Dec-2010	11-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS007FEB11	0010157018	USD	50,000,000.00	50,000,000.00	29-Dec-2010	30-Dec-2010	07-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS007FEB11	0010157161	USD	20,000,000.00	20,000,000.00	29-Dec-2010	30-Dec-2010	07-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS024FEB11	0010157164	USD	15,000,000.00	15,000,000.00	30-Dec-2010	30-Dec-2010	24-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS008FEB11	0010157167	USD	400,000,000.00	400,000,000.00	30-Dec-2010	30-Dec-2010	08-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS014FEB11	0010157175	USD	100,000,000.00	100,000,000.00	29-Dec-2010	30-Dec-2010	14-Feb-2011

International Bank for Reconstruction and Development Treasury Asset Liablity Risk System (TALRS)

SEC Report - Changes in Borrowings

Short Term

October 01, 2010 through December 31, 2010

Page 6 / 10

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS008FEB11	0010157178	USD	140,000,000.00	140,000,000.00	30-Dec-2010	30-Dec-2010	08-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS007FEB11	0010157183	USD	35,000,000.00	35,000,000.00	30-Dec-2010	30-Dec-2010	07-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS009MAY11	0010157184	USD	1,600,000.00	1,600,000.00	30-Dec-2010	30-Dec-2010	09-May-2011
DIN/SELL USD/IBRD/DIN IBRDUS018FEB11	0010157190	USD	100,000,000.00	100,000,000.00	30-Dec-2010	30-Dec-2010	18-Feb-2011
DIN/SELL USD/IBRD/DIN IBRDUS003JAN11	0010157191	USD	20,000,000.00	20,000,000.00	30-Dec-2010	30-Dec-2010	03-Jan-2011
DIN/SELL USD/IBRD/DIN IBRDUS023MAR11	0010157195	USD	100,000,000.00	100,000,000.00	30-Dec-2010	30-Dec-2010	23-Mar-2011

Total By Currency				14,267,023,000.00

Total				14,267,023,000.00

STBOC
Nigerian Naira
BOND/SELL NGN/IBRD/GDIF/1111NGN07.25	0000010439	NGN	9,000,000,000.00	59,780,790.00	08-Nov-2010	22-Nov-2010	22-Nov-2011

Total By Currency				59,780,790.00

Total				59,780,790.00

Grand Total				14,326,803,790.00

International Bank for Reconstruction and Development Treasury Asset Liablity Risk System (TALRS)

SEC Report - Changes in Borrowings

Short Term

October 01, 2010 through December 31, 2010

Page 7 / 10

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Maturing Borrowings
DIN
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS015OCT10	0010123376	USD	(5,800,000.00)	(5,800,000.00)	30-Apr-2010	03-May-2010	15-Oct-2010
DIN/SELL USD/IBRD/DIN IBRDUS001OCT10	0010124701	USD	(100,000,000.00)	(100,000,000.00)	10-May-2010	11-May-2010	01-Oct-2010
DIN/SELL USD/IBRD/DIN IBRDUS008NOV10	0010124835	USD	(100,000,000.00)	(100,000,000.00)	11-May-2010	12-May-2010	08-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS008NOV10	0010125940	USD	(100,000,000.00)	(100,000,000.00)	13-May-2010	13-May-2010	08-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS008NOV10	0010125939	USD	(200,000,000.00)	(200,000,000.00)	13-May-2010	14-May-2010	08-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS012NOV10	0010125943	USD	(105,000,000.00)	(105,000,000.00)	13-May-2010	14-May-2010	12-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS012NOV10	0010126119	USD	(50,000,000.00)	(50,000,000.00)	14-May-2010	14-May-2010	12-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS012NOV10	0010126125	USD	(100,000,000.00)	(100,000,000.00)	14-May-2010	14-May-2010	12-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS012NOV10	0010126092	USD	(100,000,000.00)	(100,000,000.00)	14-May-2010	17-May-2010	12-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS001OCT10	0010126537	USD	(100,000,000.00)	(100,000,000.00)	17-May-2010	18-May-2010	01-Oct-2010
DIN/SELL USD/IBRD/DIN IBRDUS001OCT10	0010126859	USD	(100,000,000.00)	(100,000,000.00)	18-May-2010	19-May-2010	01-Oct-2010
DIN/SELL USD/IBRD/DIN IBRDUS001OCT10	0010127014	USD	(60,000,000.00)	(60,000,000.00)	19-May-2010	20-May-2010	01-Oct-2010
DIN/SELL USD/IBRD/DIN IBRDUS001OCT10	0010127015	USD	(100,000,000.00)	(100,000,000.00)	19-May-2010	20-May-2010	01-Oct-2010
DIN/SELL USD/IBRD/DIN IBRDUS008NOV10	0010127133	USD	(100,000,000.00)	(100,000,000.00)	20-May-2010	20-May-2010	08-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS016NOV10	0010127158	USD	(250,000,000.00)	(250,000,000.00)	20-May-2010	20-May-2010	16-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS015NOV10	0010127255	USD	(50,000,000.00)	(50,000,000.00)	20-May-2010	21-May-2010	15-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS016NOV10	0010127632	USD	(300,000,000.00)	(300,000,000.00)	26-May-2010	27-May-2010	16-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS008NOV10	0010127986	USD	(400,000,000.00)	(400,000,000.00)	28-May-2010	28-May-2010	08-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS001DEC10	0010127898	USD	(1,000,000,000.00)	(1,000,000,000.00)	28-May-2010	01-Jun-2010	01-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS006DEC10	0010128319	USD	(160,000,000.00)	(160,000,000.00)	02-Jun-2010	02-Jun-2010	06-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS001NOV10	0010128322	USD	(100,000,000.00)	(100,000,000.00)	02-Jun-2010	03-Jun-2010	01-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS002NOV10	0010128323	USD	(100,000,000.00)	(100,000,000.00)	02-Jun-2010	03-Jun-2010	02-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS003NOV10	0010128324	USD	(50,000,000.00)	(50,000,000.00)	02-Jun-2010	03-Jun-2010	03-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS009DEC10	0010128515	USD	(100,000,000.00)	(100,000,000.00)	07-Jun-2010	07-Jun-2010	09-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS013DEC10	0010128818	USD	(185,000,000.00)	(185,000,000.00)	09-Jun-2010	09-Jun-2010	13-Dec-2010

International Bank for Reconstruction and Development Treasury Asset Liablity Risk System (TALRS)

SEC Report - Changes in Borrowings

Short Term

October 01, 2010 through December 31, 2010

Page 8 / 10

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS001NOV10	0010128838	USD	(403,000,000.00)	(403,000,000.00)	09-Jun-2010	09-Jun-2010	01-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS014DEC10	0010128907	USD	(120,000,000.00)	(120,000,000.00)	10-Jun-2010	10-Jun-2010	14-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS030DEC10	0010129010	USD	(500,000,000.00)	(500,000,000.00)	10-Jun-2010	11-Jun-2010	30-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS014OCT10	0010128831	USD	(250,000,000.00)	(250,000,000.00)	09-Jun-2010	14-Jun-2010	14-Oct-2010
DIN/SELL USD/IBRD/DIN IBRDUS016DEC10	0010129852	USD	(100,000,000.00)	(100,000,000.00)	14-Jun-2010	14-Jun-2010	16-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS004OCT10	0010129970	USD	(25,000,000.00)	(25,000,000.00)	14-Jun-2010	14-Jun-2010	04-Oct-2010
DIN/SELL USD/IBRD/DIN IBRDUS008OCT10	0010129850	USD	(300,000,000.00)	(300,000,000.00)	14-Jun-2010	15-Jun-2010	08-Oct-2010
DIN/SELL USD/IBRD/DIN IBRDUS010DEC10	0010129851	USD	(300,000,000.00)	(300,000,000.00)	14-Jun-2010	15-Jun-2010	10-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS001DEC10	0010129981	USD	(100,000,000.00)	(100,000,000.00)	14-Jun-2010	15-Jun-2010	01-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS010DEC10	0010130020	USD	(50,000,000.00)	(50,000,000.00)	15-Jun-2010	15-Jun-2010	10-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS020DEC10	0010130161	USD	(90,000,000.00)	(90,000,000.00)	16-Jun-2010	16-Jun-2010	20-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS010NOV10	0010130162	USD	(48,675,000.00)	(48,675,000.00)	16-Jun-2010	16-Jun-2010	10-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS022DEC10	0010130260	USD	(130,000,000.00)	(130,000,000.00)	17-Jun-2010	17-Jun-2010	22-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS023DEC10	0010130694	USD	(135,000,000.00)	(135,000,000.00)	21-Jun-2010	21-Jun-2010	23-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS023NOV10	0010130920	USD	(50,000,000.00)	(50,000,000.00)	23-Jun-2010	25-Jun-2010	23-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS028OCT10	0010131320	USD	(200,000,000.00)	(200,000,000.00)	25-Jun-2010	28-Jun-2010	28-Oct-2010
DIN/SELL USD/IBRD/DIN IBRDUS028OCT10	0010131708	USD	(25,000,000.00)	(25,000,000.00)	30-Jun-2010	01-Jul-2010	28-Oct-2010
DIN/SELL USD/IBRD/DIN IBRDUS004OCT10	0010133616	USD	(50,000,000.00)	(50,000,000.00)	13-Jul-2010	14-Jul-2010	04-Oct-2010
DIN/SELL USD/IBRD/DIN IBRDUS008NOV10	0010133797	USD	(25,000,000.00)	(25,000,000.00)	14-Jul-2010	14-Jul-2010	08-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS004OCT10	0010133777	USD	(200,000,000.00)	(200,000,000.00)	13-Jul-2010	15-Jul-2010	04-Oct-2010
DIN/SELL USD/IBRD/DIN IBRDUS018NOV10	0010134758	USD	(30,000,000.00)	(30,000,000.00)	21-Jul-2010	22-Jul-2010	18-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS012OCT10	0010134935	USD	(750,000.00)	(750,000.00)	23-Jul-2010	23-Jul-2010	12-Oct-2010
DIN/SELL USD/IBRD/DIN IBRDUS006OCT10	0010135593	USD	(100,000,000.00)	(100,000,000.00)	02-Aug-2010	02-Aug-2010	06-Oct-2010
DIN/SELL USD/IBRD/DIN IBRDUS001NOV10	0010135600	USD	(200,000,000.00)	(200,000,000.00)	02-Aug-2010	03-Aug-2010	01-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS001NOV10	0010135608	USD	(170,000,000.00)	(170,000,000.00)	02-Aug-2010	03-Aug-2010	01-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS001OCT10	0010135696	USD	(25,000,000.00)	(25,000,000.00)	03-Aug-2010	03-Aug-2010	01-Oct-2010
DIN/SELL USD/IBRD/DIN IBRDUS004OCT10	0010135607	USD	(500,000,000.00)	(500,000,000.00)	02-Aug-2010	04-Aug-2010	04-Oct-2010

International Bank for Reconstruction and Development Treasury Asset Liablity Risk System (TALRS)

SEC Report - Changes in Borrowings

Short Term

October 01, 2010 through December 31, 2010

Page 9 / 10

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS030NOV10	0010135827	USD	(20,000,000.00)	(20,000,000.00)	05-Aug-2010	05-Aug-2010	30-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS001OCT10	0010136168	USD	(100,000,000.00)	(100,000,000.00)	10-Aug-2010	10-Aug-2010	01-Oct-2010
DIN/SELL USD/IBRD/DIN IBRDUS025OCT10	0010136899	USD	(300,000,000.00)	(300,000,000.00)	10-Aug-2010	11-Aug-2010	25-Oct-2010
DIN/SELL USD/IBRD/DIN IBRDUS001OCT10	0010137012	USD	(75,000,000.00)	(75,000,000.00)	11-Aug-2010	11-Aug-2010	01-Oct-2010
DIN/SELL USD/IBRD/DIN IBRDUS001OCT10	0010136148	USD	(100,000,000.00)	(100,000,000.00)	10-Aug-2010	12-Aug-2010	01-Oct-2010
DIN/SELL USD/IBRD/DIN IBRDUS001OCT10	0010138496	USD	(20,000,000.00)	(20,000,000.00)	20-Aug-2010	20-Aug-2010	01-Oct-2010
DIN/SELL USD/IBRD/DIN IBRDUS022DEC10	0010138542	USD	(12,000,000.00)	(12,000,000.00)	23-Aug-2010	24-Aug-2010	22-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS005OCT10	0010139527	USD	(5,000,000.00)	(5,000,000.00)	07-Sep-2010	07-Sep-2010	05-Oct-2010
DIN/SELL USD/IBRD/DIN IBRDUS001NOV10	0010139646	USD	(200,000,000.00)	(200,000,000.00)	09-Sep-2010	09-Sep-2010	01-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS007OCT10	0010139653	USD	(100,000,000.00)	(100,000,000.00)	09-Sep-2010	09-Sep-2010	07-Oct-2010
DIN/SELL USD/IBRD/DIN IBRDUS001NOV10	0010139659	USD	(50,000,000.00)	(50,000,000.00)	09-Sep-2010	09-Sep-2010	01-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS001DEC10	0010139660	USD	(50,000,000.00)	(50,000,000.00)	09-Sep-2010	09-Sep-2010	01-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS017DEC10	0010141345	USD	(4,000,000.00)	(4,000,000.00)	17-Sep-2010	20-Sep-2010	17-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS020DEC10	0010141870	USD	(2,000,000.00)	(2,000,000.00)	21-Sep-2010	21-Sep-2010	20-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS015NOV10	0010142607	USD	(200,000,000.00)	(200,000,000.00)	28-Sep-2010	28-Sep-2010	15-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS003NOV10	0010143195	USD	(24,500,000.00)	(24,500,000.00)	04-Oct-2010	04-Oct-2010	03-Nov-2010
DIN/SELL USD/IBRD/DIN IBRDUS009DEC10	0010148580	USD	(24,700,000.00)	(24,700,000.00)	09-Nov-2010	09-Nov-2010	09-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS016DEC10	0010150647	USD	(1,500,000.00)	(1,500,000.00)	16-Nov-2010	16-Nov-2010	16-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS023DEC10	0010152039	USD	(5,000,000.00)	(5,000,000.00)	23-Nov-2010	24-Nov-2010	23-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS030DEC10	0010157022	USD	(178,000,000.00)	(178,000,000.00)	29-Dec-2010	29-Dec-2010	30-Dec-2010
DIN/SELL USD/IBRD/DIN IBRDUS030DEC10	0010157102	USD	(100,000,000.00)	(100,000,000.00)	29-Dec-2010	29-Dec-2010	30-Dec-2010

Total By Currency				(9,714,925,000.00)

Total				(9,714,925,000.00)

STBOZ
New Ghanian Cedi
BOND/SELL GHS/IBRD/GDIF/1110GHS00.00	0000009865	GHS	(35,000,000.00)	(24,369,016.54)	21-Oct-2009	09-Nov-2009	09-Nov-2010

Total By Currency				(24,369,016.54)

International Bank for Reconstruction and Development Treasury Asset Liablity Risk System (TALRS)

SEC Report - Changes in Borrowings

Short Term

October 01, 2010 through December 31, 2010

Page 10 / 10

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Total				(24,369,016.54)

Grand Total				(9,739,294,016.54)